UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

Beginning      January  1, 2004         and Ending           December 31, 2004
              ------------------                             ------------------




                                     TO THE


                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         KEYSPAN CORPORATE SERVICES LLC
                        --------------------------------
                        (Exact Name of Reporting Company)



A                          Subsidiary                           Service Company
                      --------------------------
                      ("Mutual" or "Subsidiary")

Date of Incorporation       May  7,  1998

If not Incorporated, Date of Organization        N/A

State of Sovereign Power under which Incorporated or Organized    New York

Location of Principal Executive Offices of Reporting Company      Brooklyn, NY

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                Theresa A. Balog

                       Vice Pres. & Chief Acctg. Officer

                    One Metrotech Center, Brooklyn, NY 11201


Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                               KEYSPAN CORPORATION
                               -------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

                                                                               3
                     LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                                      Schedule or                   Page
Description of Schedules and Accounts                                                Account Number                Number
---------------------------------------------------------------------           -------------------------     ------------------

      COMPARATIVE BALANCE SHEET                                                 Schedule I                           4-5
           SERVICE COMPANY PROPERTY                                             Schedule II                          6-8
           ACCUMULATED PROVISION FOR  DEPRECIATION  AND
              AMORTIZATION OF SERVICE COMPANY PROPERTY                          Schedule III                          9
           INVESTMENTS                                                          Schedule IV                          10
           ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                         Schedule V                           11
           FUEL STOCK EXPENSES UNDISTRIBUTED                                    Schedule VI                          12
           STORES EXPENSE UNDISTRIBUTED                                         Schedule VII                         13
           MISCELLANEOUS CURRENT AND ACCRUED ASSETS                             Schedule VIII                        14
           MISCELLANEOUS DEFERRED DEBITS                                        Schedule IX                          15
           RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                  Schedule X                           16
           PROPRIETARY CAPITAL                                                  Schedule XI                          17
           LONG-TERM DEBT                                                       Schedule XII                         18
           CURRENT AND ACCRUED LIABILITIES                                      Schedule XIII                        19
           NOTES TO FINANCIAL STATEMENTS                                        Schedule XIV                        20-25


      COMPARATIVE INCOME STATEMENT                                              Schedule XV                         26-27
           ANALYSIS OF BILLING - ASSOCIATE COMPANIES                            Account 457                          28
           ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                         Account 458                          29
           ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
              NONASSOCIATE COMPANIES                                            Schedule XVI                         30
           SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
              SERVICE FUNCTION                                                  Schedule XVII                       31-35
           DEPARTMENTAL ANALYSIS OF SALARIES                                    Account 920                          36
           OUTSIDE SERVICES EMPLOYED                                            Account 923                         37-39
           EMPLOYEE PENSIONS AND BENEFITS                                       Account 926                          40
           GENERAL ADVERTISING EXPENSES                                         Account 930.1                        41
           MISCELLANEOUS GENERAL EXPENSES                                       Account 930.2                        42
           RENTS                                                                Account 931                          43
           TAXES OTHER THAN INCOME TAXES                                        Account 408                          44
           DONATIONS                                                            Account 426.1                       45-46
           OTHER DEDUCTIONS                                                     Account 426.5                        47
           NOTES TO STATEMENT OF INCOME                                         Schedule XVIII                       48
           FINANCIAL DATA SCHEDULE                                              Schedule XIX                         49

      ORGANIZATION CHART                                                                                             50

      METHODS OF ALLOCATION                                                                                         51-61

      ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                                     62

                                                                              4
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                            As of December 31,
                                                                            ---------------------------------------------------
ACCOUNT                            DESCRIPTION                                      2004                            2003
-------    --------------------------------------------------------         -----------------------       ---------------------

           ASSETS AND OTHER DEBIT ACCOUNTS

           Service Company Property
101        Service company property                                                 $ 287,556                   $ 294,642
107        Construction work in progress                                                5,574                      10,382
                                                                               ---------------                -------------
                                                    Total Property                    293,130                     305,024
108        Accumulated provision for depreciation and amortization
              of service company property                                            (102,578)                   (108,927)
                                                                               ---------------               -------------
                                       Net Service Company Property                   190,552                     196,097
                                                                               ---------------               -------------

           Investments
123        Investment in associate companies                                              -                           -
124        Other investments                                                              -                           -
                                                                               ---------------              --------------
                                                 Total Investments                        -                           -
                                                                               ---------------              --------------

           Current and Accrued Assets
131        Cash                                                                           -                           -
134        Special deposits                                                             6,700                       6,547
135        Working funds                                                                  -                           692
136        Temporary cash investments                                                     -                           -
141        Notes receivable                                                               -                           -
143        Accounts receivable                                                          9,897                       7,231
144        Accumulated provision for uncollectible accounts                               -                           -
146        Accounts receivable from associate companies                               368,381                     330,513
152        Fuel stock expenses undistributed                                              -                           -
154        Materials and supplies                                                         -                           -
163        Stores expense undistributed                                                   -                           -
165        Prepayments                                                                  4,098                       6,255
174        Miscellaneous current and accrued assets                                       -                           -
                                                                                ----------------            --------------
                                Total Current and Accrued Assets                      389,076                     351,238
                                                                                ----------------            --------------

           Deferred Debits
181        Unamortized debt expense                                                       -                           -
184        Clearing accounts                                                              -                           -
186        Miscellaneous deferred debits                                                    5                          -
188        Research, development or demonstration expenditures                            -                           -
190        Accumulated deferred income taxes                                              (71)                     18,743
                                                                                ----------------            --------------
                                            Total Deferred Debits                         (66)                     18,743
                                                                                ----------------            --------------

           Total Assets and Other Debit Accounts                                    $ 579,562                   $ 566,078
                                                                                ================            ==============

                                                                             5
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                           SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                                As of December 31,
                                                                                ---------------------------------------------------
ACCOUNT                            DESCRIPTION                                         2004                            2003
-------    --------------------------------------------------------------       -----------------------   -------------------------

           LIABILITIES AND OTHER CREDIT ACCOUNTS

           Proprietary Capital
201        Common stock issued                                                       $ 34,930                    $ 34,930
211        Miscellaneous paid-in-capital                                                  558                         458
215        Appropriated retained earnings                                                  -                           -
216        Unappropriated retained earnings                                             6,677                       2,797
                                                                                ----------------            --------------
                                       Total Proprietary Capital                       42,165                      38,185
                                                                                ----------------            --------------

           Long-Term Debt
223        Advances from associate companies                                          348,044                     348,044
224        Other long-term debt                                                           -                            -
225        Unamortized premium on long-term debt                                          -                            -
226        Unamortized discount on long-term debt                                         -                            -
                                                                                ----------------            --------------
                                            Total Long-Term Debt                      348,044                     348,044
                                                                                ----------------            --------------

           Other Noncurrent Liabilities
262        Accumulated provision for injuries and damages                                 -                            -
263        Accumulated provision for pension and benefits                                 -                            -
265        Accumulated miscellaneous operating provisions                                467                          225
                                                                                ----------------            --------------
                              Total Other Noncurrent Liabilities                         467                          225
                                                                                ----------------            --------------

           Current and Accrued Liabilities
231        Notes payable                                                                  -                            -
232        Accounts payable                                                           29,627                       35,288
233        Notes payable to associate companies                                           -                            -
234        Accounts payable to associate companies                                    83,299                       59,832
236        Taxes accrued                                                              12,907                      (13,300)
237        Interest accrued                                                               -                            -
238        Dividends declared                                                             -                            -
241        Tax collections payable                                                       184                        2,563
242        Miscellaneous current and accrued liabilities                              44,972                       46,395
                                                                                ----------------            --------------
                            Total Current and Accrued Liabilities                    170,989                      130,778
                                                                                ----------------            --------------

           Deferred Credits
253        Other deferred credits                                                      2,607                        5,604
255        Accumulated deferred investment tax credits                                    -                            -
                                                                                -----------------           --------------
                                           Total Deferred Credits                      2,607                        5,604
                                                                                -----------------           --------------

           Accumulated Deferred Income Taxes
282        Accumulated deferred income taxes                                          15,290                       43,242
                                                                                -----------------           --------------
                                 Accumulated Deferred Income Taxes                    15,290                       43,242
                                                                                -----------------           --------------

           Total Liabilities and Other Credit Accounts                             $ 579,562                    $ 566,078
                                                                                =================           ==============

                                                                             6
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                     BALANCE AT                                                       BALANCE
                                                     BEGINNING                      RETIREMENTS      OTHER (1)        AT CLOSE
ACCOUNT              DESCRIPTION                      OF YEAR        ADDITIONS       OR SALES        CHANGES          OF YEAR
-------     ------------------------------         -------------    ------------   ------------    ------------     -----------

121         Non-Utility Property (2)                   $ 184             $ -            $ -           $ -               $ 184
303         Intangible Plant                           7,734               -              -             -               7,734
389         Land & Land Rights                         5,216               -              -             -               5,216
390         Structures & Improvements                149,342            9,494            472            -             158,364
391         Office Furniture & Equipment (2)          81,788            2,154         19,456            -              64,486
392         Vehicles (2)                                 594               -             106            -                 488
393         Stores Equipment                             678                6             11            -                 673
394         Tools, Shop & Garage Equipment (2)        23,028            1,647             -             -              24,675
395         Laboratory Equipment                       7,277               -              -             -               7,277
396         Power Operated Equipment (2)               1,772               -           1,398            -                 374
397         Communication Equipment (2)               13,866              972             -             -              14,838
398         Miscellaneous Equipment (3)                3,163              130             46            -               3,247
                                                ----------------    ------------   ------------    ------------     -----------

            SUB-TOTAL                                294,642           14,403         21,489            -             287,556

106         Completed Construction
            Not Classified                                -                -              -             -                 -

107         Construction Work in Progress (4)         10,382           10,446             -          (15,254)           5,574
                                                ----------------    ------------   ------------    ------------     -----------

            TOTAL                                  $ 305,024         $ 24,849       $ 21,489        $(15,254)        $293,130
                                                ================    ============   ============    ============     ===========


(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED  MATERIAL:

          Includes CWIP balance of $14,403 placed in service and $851 of allocation adjustments to affiliate companies.

                                                                              7
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                                    BALANCE
                                                                                                                    AT CLOSE
ACCOUNT                    SUBACCOUNT DESCRIPTION                                              ADDITIONS            OF YEAR
-------   ------------------------------------------------------------------------         --------------        -------------

1211      Land to be Retained - Non-Utility                                                      $ -                    $ 5
1214      Land for Disposal - Non-Utility                                                          -                    103
1215      Structures for Disposal - Non-Utility                                                    -                     69
1216      Land for Disposal - Non-Utility                                                          -                      7
3910      Office Furniture & Equipment - Furniture                                                214                13,586
3911      Office Furniture & Equipment - Machines                                                 230                 3,946
3912      Office Furniture & Equipment - EDP-Readoc                                                -                    720
3913      Office Furniture & Equipment - EDP-IBM 1800 Computer                                     -                     -
3914      Office Furniture & Equipment - PCs & Other Hardware                                   1,710                38,923
3915      Office Furniture & Equipment - EDP-IBM 3033                                              -                  7,299
3917      Office Furniture & Equipment - Laptops                                                   -                     12
3918      Office Furniture & Equipment - EDP-CDC1700 Computer                                      -                     -
3921      Vehicles - Passenger Cars incl. Electric Powered Automobiles                             -                     -
3924      Vehicles - Ladders, Pick-ups, Forward Control Vans - 8,001 to 12,000 lbs.                -                     -
3926      Vehicles - Buckets, Derricks, Racks, Aux. Vehicles - 16,001 & over                       -                     -
3929      Vehicles - Trailers (other than Field Office Trailers)                                   -                    488
3940      Tools, Shop & Garage Equipment                                                        1,606                22,120
3941      Tools, Shop & Garage Equipment - General Shops                                           41                 2,555
3960      Power Operated Equipment - No Recovery                                                   -                     -
3962      Power Operated Equipment - Field Office Trailers                                         -                     -
3963      Power Operated Equipment - Truck Mounted Cranes                                          -                    374
3965      Power Operated Equipment - Digger Loaders                                                -                     -
3967      Power Operated Equipment - Payloaders & Misc. Equipment                                  -                     -
3969      Power Operated Equipment - Trailer Mounted Compressors                                   -                     -
3970      Communication Equipment                                                                 972                14,225
3972      Communication Equipment - Cell Control Unit & Network Control Node                       -                    346
3976      Communication Equipment - Fiber-Cable                                                    -                    176
3977      Communication Equipment - Fiber-Conduit                                                  -                     91
                                                                                           --------------        -------------

          TOTAL                                                                               $ 4,773              $105,045
                                                                                           ==============        =============

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                             SCHEDULE II (Continued)
                            SERVICE COMPANY PROPERTY
           (In Thousands)



(3)              DESCRIBE OTHER SERVICE COMPANY PROPERTY:
                     Rest or lounge room equipment
                     Kitchen equipment
                     Recreation equipment and facilities
                     Hospital equipment
                     Accident prevention equipment


(4)              DESCRIBE CONSTRUCTION WORK IN PROGRESS
                     Building renovations
                     Computer hardware purchases
                     Office furniture purchases
                     Capital tool purchases
                     Miscellaneous equipment

                                                                              9
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                        BALANCE AT        ADDITIONS                          OTHER         BALANCE
                                                        BEGINNING         CHARGED TO                        CHARGES        AT CLOSE
ACCOUNT           DESCRIPTION                            OF YEAR           ACCT. 403      RETIREMENTS     ADD/(DEDUCT)     OF YEAR
------- --------------------------------------------   -------------     ------------     ------------    ------------    ---------

121     Non-Utility Property                                 $ 1              $ 1                $ -           $ -              $ 2
303     Intangible Plant                                   5,119            1,393                  -             -            6,512
389     Land & Land Rights                                     -                -                  -             -                -
390     Structures & Improvements                         41,301            3,776               (448)         (331)          44,298
391     Office Furniture & Equipment                      43,830            7,918            (19,456)            -           32,292
392     Vehicles                                            (461)              26               (106)            -             (541)
393     Stores Equipment                                      42               26                (11)            -               57
394     Tools, Shop & Garage Equipment                     8,337              829                  -             3            9,169
395     Laboratory Equipment                               2,148              198                  -             -            2,346
396     Power Operated Equipment                             925              119             (1,398)            -             (354)
397     Communication Equipment                            6,888              828                  -             -            7,716
398     Miscellaneous Equipment                              915              127                (46)            -              996
399     Completed Construction Not Classified                  -                -                  -             -                -
                                                       ----------     ------------        ------------    -----------     ---------
        SUB-TOTAL                                        109,045           15,241            (21,465)         (328)         102,493

        Retirement Work in Progress                         (118)               -                (24)          227               85
                                                     ------------     ------------        ------------   -----------      ---------

        TOTAL                                          $ 108,927         $ 15,241          $ (21,489)       $ (101)        $102,578
                                                     ============     ============        ============   ===========      =========

                                                                             10
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.
                    UnderAccount 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                    Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                 BALANCE AT                    BALANCE AT
                                                                 BEGINNING                      CLOSE OF
                          DESCRIPTION                             OF YEAR                         YEAR
                 -------------------------------              -----------------           ----------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                            $ -                              $ -
                                                              =================           ======================


ACCOUNT 124 - OTHER INVESTMENTS                                            $ -                              $ -
                                                              =================           ======================


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                   $ -                              $ -
                                                              =================           ======================

                                                                             11
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                                 BALANCE AT                  BALANCE AT
                                                                                 BEGINNING                    CLOSE OF
                          DESCRIPTION                                             OF YEAR                       YEAR
                 -------------------------------                              -----------------           ------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

  Boston Gas Company                                                                   $ 24,588                  $ 24,838
  Essex Gas Company                                                                         169                       276
  Colonial Gas Company                                                                    5,435                     5,459
  Energy North Natural Gas, Inc.                                                            909                     2,557
  Eastern Enterprises                                                                        55                       188
  KeySpan Technologies, Inc.                                                                 62                        73
  KeySpan Utility Services LLC                                                              469                       232
  KeySpan Engineering & Survey, Inc.                                                      1,489                       756
  KeySpan Electric Services LLC                                                         140,907                   103,309
  KeySpan Generation LLC                                                                 26,910                    19,359
  KeySpan Energy Development Corp.                                                        1,744                     2,305
  THEC Holdings Corp.                                                                       841                         -
  KeySpan Gas East Corporation                                                           16,196                    22,152
  The Brooklyn Union Gas Company                                                         33,640                    32,533
  KeySpan Ravenwood Services Corp.                                                       10,366                     4,884
  KeySpan Ravenswood Inc.                                                                  (416)                      (11)
  KeySpan Energy Trading Services LLC                                                       440                       540
  KeySpan Energy Corporation                                                                (15)                        -
  KeySpan Services Inc.                                                                   3,175                     3,602
  KeySpan Glenwood Energy Center LLC                                                         30                       122
  KeySpan Port Jefferson Energy Center LLC                                                   26                       130
  KeySpan Energy Services Inc.                                                                -                       370
  KeySpan Energy Supply Inc.                                                                  -                        86
  KeySpan Exploration & Production LLC                                                        -                        43
  KeySpan Corporation                                                                    63,493                   144,578
                                                                               -----------------          ------------------

  TOTAL                                                                               $ 330,513                 $ 368,381
                                                                                =================        ==================

                                                                             12
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


           DESCRIPTION                                        LABOR                   EXPENSES                     TOTAL
 -------------------------------------------             ---------------          ---------------          ---------------------

ACCOUNT 152 - FUEL STOCK EXPENSES
                 UNDISTRIBUTED                                     $ -                      $ -                            $ -
                                                         ===============          ===============          =====================

                                                                            13
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



             DESCRIPTION                                     LABOR                        EXPENSES                       TOTAL
  ----------------------------------------              ---------------               ---------------               ---------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                         $ -                           $ -                           $ -
                                                        ===============               ===============               ===============

                                                                            14
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                   BALANCE AT                    BALANCE AT
                                                                   BEGINNING                      CLOSE OF
            DESCRIPTION                                             OF YEAR                         YEAR
   -------------------------------                               ---------------               ----------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                 $ -                            $ -
                                                                 ===============               ================

                                                                            15
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.


                                                                            BALANCE AT                      BALANCE AT
                                                                            BEGINNING                        CLOSE OF
               DESCRIPTION                                                   OF YEAR                           YEAR
      -------------------------------                                    -----------------               ------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

   Expenses associated with the sale of property-Seagirt Substation                  $ -                              $ 5
                                                                         =================               ==================

                                                                            16
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.


               DESCRIPTION                                                                       AMOUNT
      -------------------------------                                                        ---------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                                      $ -
                                                                                             ===============


                                                                             17
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)

                                                       NUMBER OF             PAR OR STATED                  OUTSTANDING
 ACCOUNT                                                 SHARES                  VALUE                        AT CLOSE
  NUMBER               CLASS OF STOCK                  AUTHORIZED              PER SHARE                     OF PERIOD
---------  --------------------------------------  -------------------  ------------------------  ---------------------------------

   201      Common Stock Issued                         1 SHARE                    -              NO. OF SHARE
                                                                                                                                 1
                                                                                                  TOTAL AMOUNT
                                                                                                                          $ 34,930



INSTRUCTIONS:   Classify  amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                                            AMOUNT
-------------------                                                            ------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                      $ 558


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                         -
                                                                               ------------------------

TOTAL                                                                                            $ 558
                                                                               ========================


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                BALANCE AT                                                                  BALANCE AT
                                 BEGINNING            NET INCOME              DIVIDENDS                       CLOSE
DESCRIPTION                       OF YEAR             OR (LOSS)                 PAID                         OF YEAR
-------------------         --------------------  -------------------  ------------------------  ---------------------------------

ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS                     2,797                3,880                         -                              6,677
                            --------------------  -------------------  ------------------------  ---------------------------------


TOTAL                                   $ 2,797              $ 3,880                       $ -                            $ 6,677
                            ====================  ===================  ========================  =================================




Net Income represents the following:
     Net Income before Taxes                                         $ 5,557
     Less:  State Income Tax Expense                                     865
     Less:  Federal Income Tax Expense                                   812
                                                          -------------------
     Net Income after Taxes                                          $ 3,880
                                                          ===================

Net Income before Taxes includes the following:
     Late Payment Charge from Associates                               $ 799
     Return on Equity                                                  4,758
                                                          -------------------
     Total                                                           $ 5,557
                                                          ===================

                                                                            18
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                               TERMS OF OBLIG      DATE                            BALANCE AT                            BALANCE AT
                               CLASS & SERIES       OF     INTEREST     AMOUNT     BEGINNING                               CLOSE
        NAME OF CREDITOR       OF OBLIGATION     MATURITY    RATE     AUTHORIZED    OF YEAR     ADDITIONS   DEDUCTIONS    OF YEAR
------------------------------ ---------------- ---------- --------   ----------   -----------  ---------   ----------   ----------

KeySpan Corporation - Parent   Promissory Note  11/15/2005  7.25%     $ 173,828    $ 173,828       $ -            $ -     $ 173,828

KeySpan Corporation - Parent   Promissory Note,
                               Series 1985A     03/01/2016  5.15%      $ 58,020       58,020         -              -        58,020

KeySpan Corporation - Parent   Promissory Note,
                               Series 1985B     03/01/2016  5.15%      $ 22,100       22,100         -              -        22,100

KeySpan Corporation - Parent   Promissory Note  06/01/2006  6.15%      $ 94,096       94,096         -              -        94,096
                                                                                   -----------   ----------  ---------   ----------

TOTAL                                                                              $ 348,044          $ -        $ -      $ 348,044
                                                                                   ===========   ==========  ==========  ==========

                                                                             19
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XIII
                         CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                       BALANCE AT                 BALANCE AT
                                                                       BEGINNING                   CLOSE OF
                          DESCRIPTION                                   OF YEAR                      YEAR
                 -------------------------------                    -----------------          -----------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                               $ -                        $ -
                                                                    =================          =================





ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

                 Boston Gas Company                                             $ 79                      $ 115
                 Essex Gas Company                                               (82)                       (74)
                 Colonial Gas Company                                             80                         24
                 Energy North Natural Gas, Inc.                                   18                         28
                 KeySpan Technologies, Inc.                                      (25)                       (25)
                 KeySpan Utility Services LLC                                  4,657                      5,081
                 KeySpan Engineering & Survey, Inc.                            4,889                      5,652
                 KeySpan Electric Services LLC                                  (295)                       781
                 KeySpan Generation LLC                                           10                      1,031
                 KeySpan Gas East Corporation                                    417                      4,025
                 The Brooklyn Union Gas Company                                   (2)                       (19)
                 KeySpan Ravenswood Inc.                                           -                        (22)
                 KeySpan Port Jefferson Energy Center LLC                          -                        (10)
                 KeySpan Energy Trading Services LLC                               -                         12
                 Eastern Enterprises                                               -                        397
                 KeySpan Services Inc.                                         1,001                        326
                 KeySpan Corporation                                          49,085                     65,977
                                                                    -----------------          -----------------

                 TOTAL                                                      $ 59,832                   $ 83,299
                                                                    =================          =================





ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

                 Post Employment Benefits                                    $ 3,094                    $ 3,094
                 Accrued Vacation                                             15,965                     15,529
                 Accrued Incentive Compensation                               24,797                     23,773
                 Management Deferred Compensation Plan                         1,542                      1,650
                 Employees 401K Match                                            997                        926
                                                                    -----------------          -----------------

                 TOTAL                                                      $ 46,395                   $ 44,972
                                                                    =================          =================

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Corporate Services LLC ("KCS "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan" or the "Parent"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc. (collectively d/b/a KeySpan Energy Delivery New England ("KEDNE")), KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KCS and KeySpan and its subsidiaries (collectively, the "Client Companies"), KCS provides the following services to the Client Companies: (a) corporate affairs (b) customer services (c) environmental services (d) executive and administration (e) financial services
(f) human resources (g) information technology (h) legal and regulatory and (i) operating services.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines set forth in the Service Agreement. Per the Service Agreement, costs are: (1) directly assigned where possible; (2) allocated using a reasonable and equitable allocation ratio based upon a cost-causation relationship; or (3) allocated broad based. Service allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


The financial statements presented herein include the years ended December 31, 2004 and 2003.

The accounting records of KCS are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and temporary investments purchased with the original maturity of three months or less.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Service Company Property

Service company property is stated at original cost, which includes labor, material, applicable taxes, and allocations of overhead. Depreciation is provided on a straight-line basis in amounts equivalent to composite rates on average depreciable property. The cost of property retired, plus the cost of removal less salvage, is charged to accumulated depreciation. The cost of repair and minor replacement and renewal of property is charged to income as incurred.

Recent Accounting Pronouncements

In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This guidance superseded FSP 106-1 issued in January 2004 and clarifies the accounting and

                                                                              22
                ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

disclosure requirements for employers with postretirement benefit plans that have been or will be affected by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Act"). The Act introduced two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for the new requirements was the first interim or annual period beginning after June 15, 2004.

KeySpan's retiree health benefit plan currently includes a prescription drug benefit that is provided to retired employees. KeySpan implemented the requirements of FSP 106-2 in September 2004 and determined that the savings associated with the Act reduced KeySpan's retiree health care costs by approximately $10 million in 2004. However, KEDLI and Boston Gas Company are subject to certain deferral accounting requirements mandated by the New York State Public Service Commission ("NYPSC") and the Massachusetts Department of Telecommunications and Energy ("MADTE"), respectively for pension costs and other postretirement benefit costs. Further, in accordance with our service agreements with the Long Island Power Authority ("LIPA"), variations between pension costs and other postretirement benefit costs incurred by KeySpan compared to those costs recovered through rates charged to LIPA are deferred subject to recovery from or refund to LIPA. As a result of these various
requirements,   approximately   $7  million  of  savings   attributable  to  the
implementation of FSP 106-2 and the Act was deferred and used to offset increases in overall pension and postretirement benefit costs, with the remaining approximately $3 million recorded as a reduction to 2004 postretirement expense. The implementation of FSP 106-2 and the Act had no immediate impact on KeySpan's cash flow.

In January 2005, the Department of Health and Human Services/Centers for Medicare and Medicaid Services (CMS) released final regulations with regard to the implementation of the major provision of the Medicare Act. We are currently evaluating the final regulations, and at this time we cannot determine the impact, if any, these regulations may have on our results of operations, financial position or cash flows.

In December 2004 the FASB issued SFAS 123 (revised 2004) "Share-Based Payment." This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement revises certain provisions of SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion 25 "Accounting for Stock Issued to Employees." The fair-value-based method in this Statement is similar to the fair-value-based method in Statement 123 in most respects. However, the following are key differences between the two: Entities are required to measure liabilities incurred to employees in share based payment transactions at fair value as compared to using the intrinsic method allowed under Statement 123. Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered, as compared to accounting for

                                                                              23
                ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

forfeitures as they occur under Statement 123. Incremental compensation cost for a modification of the terms or conditions of an award are also measured differently under this Statement compared to Statement 123. This Statement also clarifies and expands Statement 123's guidance in several areas. The effective date of this Statement is the beginning of the first interim or annual reporting period that begins after June 15, 2005. As noted earlier, KeySpan adopted the prospective method of transition for stock options in accordance with SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure." Accordingly, compensation expense has been recognized by employing the fair value recognition provisions of SFAS 123 for grants awarded after January 1, 2003. The Company is currently reviewing the requirements of this Statement, and believes that implementation of this Statement will not have a material impact on its results of operations or financial position and no impact on its cash flows.

Note 2.  Postretirement Benefits

Pension: KCS employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KCS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KCS). Pension expense attributed to KCS for the years ended December 31, 2004 and 2003, was approximately $35.0 million and $40.9 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KCS. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KCS employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirment benefit costs are allocated to KCS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KCS). KCS has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KCS for the years ended December 31, 2004 and 2003, was approximately $28.9 million and $29.0 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KCS.


Note 3.  Notes Payable to Associate Companies

KCS had $348 million of notes payable to KeySpan at December 31, 2004 and 2003. The interest rate on these notes range from 5.15% to 7.25% and the maturity dates range

                                                                              24
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

from 2005 to 2016. This debt supports a capital structure of 90% debt and 10% equity prescribed by the SEC. The fair value of the debt generally equals the carrying value.

Note 4.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KCS and funded, as needed, through the issuance of commercial paper by KeySpan. Interest charged on outstanding borrowings is generally equal to KeySpan's short term borrowing rate, plus a proportional share of the administrative costs incurred in obtaining the required funds. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but does permit these utilities to borrow from the utility money pool.

Note 5.  Financial Guarantees

KCS has jointly and severally guaranteed approximately $155 million of Promissory Notes to the Long Island Power Authority ("LIPA"). This debt, which is reflected on the financial statements of the Parent and allocated to each of its Subsidiaries, have maturity dates ranging from 2016-2025 and interest rates from 5.15%-5.30%. Other affiliates jointly and severally liable for this debt include KEDLI, KeySpan Energy Trading Services LLC, KeySpan Generation LLC, KeySpan Utility Services LLC, and KeySpan Electric Services.


Note 6.  Operating Leases

Substantially all leases, other than leases associated with KEDNE and the non-regulated businesses of KeySpan, are obligations of KCS. These operating lease agreements which have various terms and expiration dates, are for buildings, office equipment, vehicles and powered operated equipment. This expense is recorded by KCS and allocated as an intercompany expense to the other KeySpan companies.

Note 7.  Income Tax

KCS files a consolidated federal income tax return with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based on separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


Income tax expense (benefit) is reflected as follows in the Statement of Income:


-----------------------------------------------------------------------------------------------
                                              Year Ended                        Year Ended
(In Thousands of Dollars)                  December 31, 2004                 December 31, 2003
-----------------------------------------------------------------------------------------------
Current income tax                                       $ 10,869                  $ 10,223
Deferred income tax                                        (9,192)                   (7,159)
-----------------------------------------------------------------------------------------------
Total income tax expense (benefit)                        $ 1,677                   $ 3,064
-----------------------------------------------------------------------------------------------



The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:


---------------------------------------------------------------------------------------------

(In Thousands of Dollars)                  December 31, 2004            December 31, 2003
---------------------------------------------------------------------------------------------
Reserves not currently deductible                   $ -                    $ (2,034)
Property related differences                    (36,307)                    (38,219)
Pension and postretirement costs                 25,367                      26,985
Property taxes                                   (1,294)                     (1,229)
Other items - net                                (3,127)                    (10,002)
---------------------------------------------------------------------------------------------
Net deferred tax asset (liability)            $ (15,361)                  $ (24,499)
---------------------------------------------------------------------------------------------


The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%:


-------------------------------------------------------------------------------------------------------------
                                                             Year Ended                  Year Ended
(In Thousands of Dollars)                                 December 31, 2004           December 31, 2003
-------------------------------------------------------------------------------------------------------------
Computed at the statutory rate                                $ 1,945                     $ 1,726
Adjustments related to:
     State taxes                                                  562                         653
Accrual to return adjustment                                      (77)                        446
Medicare Income                                                (1,016)                          -
Other items - net                                                 263                         239
-------------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                            $ 1,677                     $ 3,064
-------------------------------------------------------------------------------------------------------------

                                                                             26
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                 (In Thousands)

-------------------------------------------------------------------------------

                                                                                         YEAR                      YEAR
                                                                                         ENDED                     ENDED
    ACCOUNT                                           DESCRIPTION                     12/31/2004                12/31/2003
------------------------------------------------------------------------------------------------------      --------------------
      INCOME

457.1            SERVICES RENDERED TO ASSOCIATE COMPANIES                             $ 155,353                 $ 148,837
457.2            SERVICES RENDERED TO ASSOCIATE COMPANIES                               497,092                   483,724
457.3            SERVICES RENDERED TO ASSOCIATE COMPANIES                                 27,747                    32,633
                                                                                  --------------------      --------------------
                                                      TOTAL INCOME                     $ 680,192                 $ 665,194
                                                                                  --------------------      --------------------
      EXPENSE
500              OPERATION SUPV. & ENG'G - STEAM POWER GENERATION                            $ -                       $ 1
502              STEAM EXPENSES - STEAM POWER GENERATION                                       1                         -
506              MISCELLANEOUS STEAM POWER EXPENSES                                            2                        80
510              MAINTENANCE SUPV. & ENG'G - STEAM POWER GENERATION                            -                         5
511              MAINT. OF STRUCTURES - STEAM POWER GENERATION                                 -                         1
512              MAINT. OF BOILER PLANT - STEAM POWER GENERATION                               -                         1
513              MAINT. OF ELECTRIC PLANT - STEAM POWER GENERATION                             -                         3
514              MAINT. OF MISC. STEAM PLANT - STEAM POWER GENERATION                          1                         1
548              GENERATION EXPENSES - OTHER POWER GENERATION                                 25                        36
549              MISCELLANEOUS OTHER POWER GENERATION EXPENSES                                 3                         -
570              MAINTENANCE OF STATION EQUIPMENT - TRANSMISSION                              25                         1
572              MAINTENANCE OF UNDERGROUND LINES - TRANSMISSION                               5                         2
583              OVERHEAD LINE EXPENSES - DISTRIBUTION                                       175                       174
584              UNDERGROUND LINE EXPENSES - DISTRIBUTION                                     44                        32
587              CUSTOMER INSTALLATION EXPENSES - DISTRIBUTION                             3,211                     3,473
594              MAINTENANCE OF UNDERGROUND LINES - DISTRIBUTION                               1                         -
813              OTHER GAS SUPPLY EXPENSES                                                 1,347                     1,299
850              OPERATION SUPERVISION AND ENGINEERING - TRANSMISSION                          1                         -
857              MEASURING & REGULATING STATION EXPENSES - TRANSMISSION                        2                         -
874              MAINS & SERVICES EXPENSES - DISTRIBUTION                                  4,220                     2,303
878              METER AND HOUSE REGULATOR EXPENSES - DISTRIBUTION                           708                         -
879              CUSTOMER INSTALLATION EXPENSES - DISTRIBUTION                               802                     1,038
887              MAINTENANCE OF MAINS - DISTRIBUTION                                         147                        11
893              MAINT. OF METERS AND HOUSE REGULATORS  - DISTRIBUTION                     1,430                     1,538
901              SUPERVISION - CUSTOMER ACCOUNTS                                             414                       477
902              METER READING EXPENSES                                                   15,249                    14,758
903              CUSTOMER RECORDS AND COLLECTION EXPENSES                                 99,509                    96,725
910              MISC. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES                         1,446                     1,786
911              SUPERVISION - SALES                                                           -                        31
912              SALES DEMONSTRATION AND SELLING EXPENSES                                 15,022                    17,175
913              SALES ADVERTISING EXPENSES                                                2,285                     2,263
916              MISCELLANEOUS SALES EXPENSES                                                  -                         -
920              ADMINISTRATIVE AND GENERAL SALARIES                                     170,959                   178,046
921              OFFICE SUPPLIES AND EXPENSES                                             82,949                    95,890
923              OUTSIDE SERVICES EMPLOYED                                                38,502                    19,217
924              PROPERTY INSURANCE                                                        5,389                     6,199
925              INJURIES AND DAMAGES                                                      7,328                     1,827
926              EMPLOYEE PENSIONS AND BENEFITS                                                -                         -
928              REGULATORY COMMISSION EXPENSES                                              200                       208
930.1            GENERAL ADVERTISING EXPENSES                                              3,029                     2,606
930.2            MISCELLANEOUS GENERAL EXPENSES                                            6,819                     7,158
931              GENERAL RENTS                                                             1,098                     1,686
932              MAINTENANCE OF GENERAL PLANT                                              1,012                     1,120

                                                                             27
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                   SCHEDULE XV
                         STATEMENT OF INCOME (Continued)
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------

                                                                                   YEAR                        YEAR
                                                                                   ENDED                       ENDED
     ACCOUNT                                             DESCRIPTION            12/31/2004                  12/31/2003
-------------------------------------------------------------------------------------------------      ----------------------

940                SERVICE COMPANY EXPENSES TO CAPITAL                                    77,333                    67,301
950                ENVIRONMENTAL EXPENSES                                                 17,617                    14,028
955                OTHER DEFERRED EXPENSES                                                   301                     1,160
960                FLEET EXPENSES                                                         27,309                    29,354
961                BUILDING SERVICE EXPENSES                                               9,805                    10,406
962                STORES EXPENSE                                                          9,586                     7,817
984                SERVICE COMPANY EXPENSES TO CLEARING ACCTS.                            18,119                    16,730
403                DEPRECIATION AND AMORTIZATION EXPENSE                                  13,848                    13,096
404                AMORTIZATION OF LIMITED-TERM PLANT                                      1,084                         -
405                AMORTIZATION OF OTHER GAS PLANT                                           309                     1,238
408                TAXES OTHER THAN INCOME                                                12,291                    12,883
409                INCOME TAXES                                                           10,869                    10,223
410                PROVISION FOR DEFERRED INCOME TAXES                                    29,198                    (7,159)
411                PROVISION FOR DEFERRED INCOME TAXES-CR.                               (38,390)                        -
419                INTEREST AND DIVIDEND INCOME                                           (3,317)                   (1,576)
421                MISCELLANEOUS NONOPERATING INCOME                                          (1)                        2
421.1              GAIN ON DISPOSITION OF PROPERTY                                             -                         -
422                INTERCOMPANY-NONOPERATING INCOME                                            -                     4,572
426.1              DONATIONS                                                                 647                       880
426.3              PENALTIES                                                                  35                         -
426.4              EXPENDITURES FOR CERTAIN CIVIC, POLITICAL &  RELATED ACT.                 520                       463
426.5              OTHER DEDUCTIONS                                                          282                        32
427                INTEREST ON LONG-TERM DEBT                                                  -                         -
428                AMORTIZATION OF DEBT DISCOUNT AND EXPENSE                                   -                         -
430                INTEREST ON DEBT TO ASSOCIATED COMPANIES                               25,404                    24,681
431                OTHER INTEREST EXPENSE                                                    103                        26
                                                                               ------------------      --------------------
                                                        TOTAL EXPENSE                  $ 676,312                 $ 663,328
                                                                               ------------------      --------------------

                   NET INCOME OR (LOSS)                                                  $ 3,880                   $ 1,866
                                                                               ==================      ====================

                                                                             28
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)

                                                       DIRECT         INDIRECT          COMPENSATION          TOTAL
                 NAME OF ASSOCIATE COMPANY              COSTS           COSTS            FOR USE OF           AMOUNT
                                                       CHARGED         CHARGED            CAPITAL             BILLED
-------------------------------------------------------------------------------------------------------------------------
                                                        457-1           457-2              457-3

Boston Gas Company                                     $ 37,342        $ 90,636               $ 2          $ 127,980
Essex Gas Company                                         1,144             228                 -              1,372
Colonial Gas Company                                      5,669          23,370                 -             29,039
Energy North Natural Gas, Inc.                            2,118          10,888                 -             13,006
KeySpan New England LLC                                     169               -                 -                169
KeySpan Utility Services LLC                              1,091             335                 -              1,426
KeySpan Engineering & Survey, Inc.                        1,093           1,828                 -              2,921
KeySpan Electric Services LLC                            18,994         144,356            12,249            175,599
KeySpan Generation LLC                                    4,350          21,190             1,712             27,252
KeySpan Energy Development Corporation                    3,785           2,628                 1              6,414
KeySpan Gas East Corporation                             16,313          73,918             4,885             95,116
The Brooklyn Union Gas Company                           46,563          87,243             6,608            140,414
KeySpan Exploration & Production LLC                          1             137                 -                138
KeySpan Ravenswood Services Corp.                         4,203          19,481             2,058             25,742
The Houston Exploration Company                             104           1,726                 -              1,830
KeySpan Energy Trading Services LLC                         720             816                73              1,609
KeySpan Glenwood Energy Center LLC                            5             587                61                653
KeySpan Spagnoli Road Energy Center LLC                       3               -                 -                  3
KeySpan Port Jefferson Energy Center LLC                      5             656                61                722
KeySpan Technologies Inc.                                   123               -                 -                123
KeySpan Energy Services Inc.                                122             784                 -                906
KeySpan Energy Supply Inc.                                   61             101                 -                162
KeySpan Services Inc.                                     5,536          13,743                37             19,316
KeySpan Corporation                                       5,839           2,441                 -              8,280
                                                     --------------------------------------------------------------------
                           TOTAL                       $155,353       $ 497,092          $ 27,747          $ 680,192
                                                     ====================================================================

                                                                            29
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)

                                                      DIRECT          INDIRECT           COMPENSATION            TOTAL
           NAME OF ASSOCIATE COMPANY                   COSTS           COSTS              FOR USE OF            AMOUNT
                                                      CHARGED         CHARGED              CAPITAL              BILLED
----------------------------------------------------------------------------------------------------------------------------
                                                       458-1           458-2                458-3




                                                  --------------------------------------------------------------------------
                     TOTAL                             $ -              $ -                  $ -                $ -
                                                  ==========================================================================

                                                                             30
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:  Total cost of service will equal for  associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.



                                                ----------------------------- --------------------- -------------------------------
                                                 ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY           TOTAL CHARGES FOR
                                                                                   CHARGES                     SERVICE
                                                ----------------------------- --------------------- -------------------------------
                                                 DIRECT    INDIRECT           DIRECT INDIRECT             DIRECT   INDIRECT
ACCOUNT                      DESCRIPTION         COST      COST       TOTAL   COST   COST     TOTAL       COST     COST       TOTAL
----------------------------------------------------------------------------- --------------------- -------------------------------

 500   Operation Supv.
         & Eng'g-Steam Power Generation          $ -       $ -         $ -    $ -    $ -      $ -           $ -       $ -       $ -
 502   Steam Expenses-Steam Power
         Generation                                1         -           1      -      -        -             1         -         1
 506   Miscellaneous Steam Power
         Expenses                                  2         -           2      -      -        -             2         -         2
 514   Maint. of Misc. Steam
         Plant-Steam Power Generation              1         -           1      -      -        -             1         -         1
 548   Generation Expenses-Other
         Power Generation                         25         -          25      -      -        -            25         -        25
 549   Miscellaneous Other Power
         Generation Expenses                       3         -           3      -      -        -             3         -         3
 570   Maint. of Station
         Equipment-Transmission                   25         -          25      -      -        -            25         -        25
 572   Maint. of Underground
         Lines-Transmission                        5         -           5      -      -        -             5         -         5
 583   Overhead Line Expenses-
         Distribution                            175         -         175      -      -        -           175         -       175
 584   Underground Line Expenses-
         Distribution                             44         -          44      -      -        -            44         -        44
 587   Customer Installation
         Expenses-Distribution                 3,211         -       3,211      -      -        -         3,211         -     3,211
 594   Maintenance of Underground
         Lines-Distribution                        1         -           1      -      -        -             1         -         1
 813   Other Gas Supply Expenses                   -     1,347       1,347      -      -        -             -     1,347     1,347
 850   Operation Supervision
         and Eng'g-Transmission                    1         -           1      -      -        -             1         -         1
 857   Measuring & Regulating Station
         Expenses-Transmission                     2         -           2      -      -        -             2         -         2
 874   Mains and Services
         Expenses-Distribution                     3     4,217       4,220      -      -        -             3     4,217     4,220
 878   Meter & House Regulator
         Expenses-Distribution                     -       708         708      -      -        -             -       708       708
 879   Customer Installation
         Expenses-Distribution                   802         -         802      -      -        -           802         -       802
 887   Maintenance of Mains-Distribution         147         -         147      -      -        -           147         -       147
 893   Maint. of Meters and House
           Regulators-Distribution                 -     1,430       1,430      -      -        -             -     1,430     1,430
 901   Supervision-Customer Accounts             383        31         414      -      -        -           383        31       414
 902   Meter Reading Expenses                     38    15,211      15,249      -      -        -            38    15,211    15,249
 903   Customer Records and
         Collection Expenses                  40,322    59,187      99,509      -      -        -        40,322    59,187    99,509
 910   Misc. Customer Service &
         Informational Expenses                  852       594       1,446      -      -        -           852       594     1,446
 911   Supervision-Sales                           -         -           -      -      -        -             -         -         -
 912   Sales Demonstration
         and Selling Expenses                  5,783     9,239      15,022      -      -        -         5,783     9,239    15,022
 913   Sales Advertising Expenses                  -     2,285       2,285      -      -        -             -     2,285     2,285
 916   Miscellaneous Sales Expenses                -         -           -      -      -        -             -         -         -
 920   Administrative
         and General Salaries                 20,659   150,300     170,959      -      -        -        20,659   150,300   170,959
 921   Office Supplies and Expenses           11,045    71,904      82,949      -      -        -        11,045    71,904    82,949
 923   Outside Services Employed               2,040    36,462      38,502      -      -        -         2,040    36,462    38,502
 924   Property Insurance                      1,140     4,249       5,389      -      -        -         1,140     4,249     5,389
 925   Injuries and Damages                        -     7,328       7,328      -      -        -             -     7,328     7,328
 926   Employee Pensions and Benefits              -         -           -      -      -        -             -         -         -
 928   Regulatory Commission Expenses            200         -         200      -      -        -           200         -       200
930.1  General Advertising Expenses            1,434     1,595       3,029      -      -        -         1,434     1,595     3,029
930.2  Miscellaneous General Expenses          3,486     3,333       6,819      -      -        -         3,486     3,333     6,819
 931   General Rents                           1,098         -       1,098      -      -        -         1,098         -     1,098
 932   Maintenance of General Plant              434       578       1,012      -      -        -           434       578     1,012
 940   Service Company Expenses
         to Capital                           30,244    47,089      77,333      -      -        -        30,244    47,089    77,333
 950   Environmental Expenses                 17,617         -      17,617      -      -        -        17,617         -    17,617
 955   Other Deferred Expenses                   284        17         301      -      -        -           284        17       301
 960   Fleet Expenses                              -    27,309      27,309      -      -        -             -    27,309    27,309
 961   Building Service Expenses               9,805         -       9,805      -      -        -         9,805         -     9,805
 962   Stores Expense                          3,726     5,860       9,586      -      -        -         3,726     5,860     9,586
 984   Service Company Expenses
         to Clearing Accounts                     32    18,087      18,119      -      -        -            32    18,087    18,119
 403   Depreciation Expense                        -    13,848      13,848      -      -        -             -    13,848    13,848
 404   Amortization of
         Limited-Term Plant                        -     1,084       1,084      -      -        -             -     1,084     1,084
 405   Amortization of Other Gas Plant             -       309         309      -      -        -             -       309       309
 408   Taxes Other Than
         Income Taxes - Prop., Payroll & Fuel      -    12,291      12,291      -      -        -             -    12,291    12,291
 421   Miscellaneous Nonoperating Income           -        (1)         (1)     -      -        -             -        (1)       (1)
421.1 Gain on Disposition of Property              -         -           -      -      -        -             -         -         -
426.1 Donations                                    -       647         647      -      -        -             -       647       647
426.3 Penalties                                   35         -          35      -      -        -            35         -        35
426.4 Expenditures for Certain
         Civic, Political &  Related Act.          -       520         520      -      -        -             -       520       520
426.5 Other Deductions                           248        34         282      -      -        -           248        34       282
                                          ----------------------------------- --------------------- -------------------------------
             SUB-TOTAL EXPENSES              155,353   497,092     652,445      -      -        -       155,353   497,092   652,445
 408  Taxes Other Than
         Income Taxes - Other                      -         -           -      -      -        -             -         -         -
 409  Income Taxes                                 -         -      10,869      -      -        -             -         -    10,869
 410  Provision for
         Deferred Income Taxes                     -         -      29,198      -      -        -             -         -    29,198
 411  Provision for
         Deferred Income Taxes-Cr.                 -         -     (38,390)     -      -        -             -         -   (38,390)
 419  Interest and Dividend Income                 -         -      (3,317)     -      -        -             -         -    (3,317)
 422  Intercompany -
         Nonoperating Income                       -         -           -      -      -        -             -         -         -
 427  Interest on Long-term Debt                   -         -           -      -      -        -             -         -         -
 428  Amortization of Debt
         Discount and Expense                      -         -           -      -      -        -             -         -         -
 430  Interest on Debt to
         Associated Companies                      -         -      25,404      -      -        -             -         -    25,404
 431  Other Interest Expense                       -         -         103      -      -        -             -         -       103
                                          ----------------------------------- --------------------- -------------------------------
          TOTAL COST OF SERVICE             $155,353  $497,092    $676,312    $ -    $ -      $ -      $155,353  $497,092  $676,312
                                          =================================== ===================== ===============================

                                                                            31
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)

                                                                                     DEPARTMENT OR SERVICE FUNCTION
                                                               ---------------------------------------------------------------------
                                                               Corporate            Call Center
                                        Total                   Cost     AGC &      & Billing     Client     Compensation
ACCOUNT    DESCRIPTION                  Amount     Overhead     Center   Corp.Sec'y  Services     Services   & Benefits   Controller
------------------------------------------------------------------------------------------------------------------------------------

 500  Operation Supv. & Eng'g-
        Steam Power Generation             $ -          $ -        $ -        $ -         $ -           $ -           $ -        $ -
 502  Steam Expenses - Steam
        Power Generation                     1            -          -          -           -             -             -          -
 506  Miscellaneous Steam
        Power Expenses                       2            -          -          -           -             -             -          -
 514  Maint. of Misc. Steam
        Plant-Steam Power Generation         1            -          -          -           -             -             -          -
 548  Generation Expenses-Other
        Power Generation                    25           13          -          -           -             -             -          -
 549  Miscellaneous Other
        Power Generation Expenses            3            2          -          -           -             -             -          -
 570  Maint. of Station
        Equipment-Transmission              25           12          -          -           -             -             -          -
 572  Maint. of Underground
        Lines-Transmission                   5            -          -          -           -             -             -          -
 583  Overhead Line
        Expenses-Distribution              175           81          -          -           -             -             -          -
 584  Underground Line
        Expenses-Distribution               44           20          -          -           -             -             -          -
 587  Customer Installation
        Expenses-Distribution            3,211        1,452          -          -       1,026             -             1          -
 594  Maintenance of Underground
        Lines-Distribution                   1            -          -          -           -             -             -          -
 813  Other Gas Supply Expenses          1,347          525          -          -           -             -             5          -
 850  Operation Supervision
        and Eng'g-Transmission               1            -          -          -           -             -             -          -
 857  Measuring & Regulating
        Station Expenses-Transmission        2            -          -          -           -             -             -          -
 874  Mains and Services
        Expenses-Distribution            4,220          829          -          -           -             -             1          -
 878  Meter & House Regulator
        Expenses-Distribution              708           49          -          -           -             -             -          -
 879  Customer Installation
        Expenses-Distribution              802          376          -          -         276             -             -          -
 887  Maintenance of Mains-Distribution    147           82          -          -          14             -             -          -
 893  Maint. of Meters and House
        Regulators-Distribution          1,430          579          -          -           -             -             -          -
 901  Supervision-Customer Accounts        414          147          -          -           -             -             -          -
 902  Meter Reading Expenses            15,249        6,500          -          -           -             -             2          -
 903  Customer Records
        and Collection Expenses         99,509       33,884          -          -      31,742             -            38        794
 910  Misc. Customer Service
        & Informational Expenses         1,446          218          -          -           -             -             -          -
 911  Supervision-Sales                      -            -          -          -           -             -             -          -
 912  Sales Demonstration
        and Selling Expenses            15,022        3,865          -          -           -             -            13          -
 913  Sales Advertising Expenses         2,285            -          -          -           -             -             -          -
 916  Miscellaneous Sales Expenses           -            -          -          -           -             -             -          -
 920  Administrative and
        General Salaries               170,959       81,751      5,978        745         203           841         8,329      3,606
 921  Office Supplies and Expenses      82,949           46        183        675          55           138         1,209      1,076
 923  Outside Services Employed         38,502            -        311          -           -             -           261      4,398
 924  Property Insurance                 5,389            -          -          -           -             -             -          -
 925  Injuries and Damages               7,328            -          -          -           -             -             -          -
 926  Employee Pensions and Benefits         -      (94,924)    63,904          -           -             -        28,260          -
 928  Regulatory Commission Expenses       200            -        200          -           -             -             -          -
930.1 General Advertising Expenses       3,029          511          -          -           -             -             -          -
930.2 Miscellaneous General Expenses     6,819          304        442      1,147           -             -         1,308          -
 931  General Rents                      1,098            -          -          -           -             -             -          -
 932  Maintenance of
        General Plant                    1,012          264          -          -           -             -             -          -
 940  Service Company
        Expenses to Capital             77,333       11,089          -          -           -             -            50      1,704
 950  Environmental Expenses            17,617          187          -          -           -             -             -          -
 955  Other Deferred Expenses              301           (7)        21          -           -             -             -          -
 960  Fleet Expenses                    27,309        8,567     (2,784)         -           -             -             8          -
 961  Building Service Expenses          9,805        3,213    (23,785)         -           -             -             2          -
 962  Stores Expense                     9,586        3,082          -          -           -             -             3          -
 984  Service Company Expenses
        to Clearing Accounts            18,119        6,742          -          -           -             -            23          -
 403  Depreciation Expense              13,848            -     13,848          -           -             -             -          -
 404  Amortization of
        Limited-Term Plant               1,084            -      1,084          -           -             -             -          -
 405  Amortization of Other
        Gas Plant                          309            -        309          -           -             -             -          -
 408  Taxes Other Than
        Income Taxes - Prop.,
        Payroll & Fuel                  12,291      (16,503)    28,721          -           -             -             -          -
 421  Miscellaneous
        Nonoperating Income                 (1)           -          -          -           -             -             -          -
421.1 Gain on Disposition of Property        -            -          -          -           -             -             -          -
426.1 Donations                            647            -          -          -           -             -             -          -
426.3 Penalties                             35            -         35          -           -             -             -          -
426.4 Expenditures for Certain
        Civic, Political
        &  Related Act.                    520            -          -          -           -             -             -          -
426.5 Other Deductions                     282          332          -          -           -             -             -          -
                                  --------------------------------------------------------------------------------------------------
          SUB-TOTAL EXPENSES           652,445       53,288     88,467      2,567      33,316           979        39,513     11,578
 408  Taxes Other Than
        Income Taxes - Other                 -            -          -          -           -             -             -          -
 409  Income Taxes                      10,869            -     10,869          -           -             -             -          -
 410  Provision for Deferred
        Income Taxes                    29,198            -     29,198          -           -             -             -          -
 411  Provision for Deferred
        Income Taxes-Cr.               (38,390)           -    (38,390)         -           -             -             -          -
 419  Interest and Dividend
        Income                          (3,317)           -     (3,317)         -           -             -             -          -
 422  Intercompany -
        Nonoperating Income                  -            -          -          -           -             -             -          -
 427  Interest on
        Long-term Debt                       -            -          -          -           -             -             -          -
 428  Amortization of Debt
        Discount and Expense                 -            -          -          -           -             -             -          -
 430  Interest on Debt
        to Associated Companies         25,404            -     25,404          -           -             -             -          -
 431  Other Interest Expense               103          (83)       186          -           -             -             -          -
                                     -----------------------------------------------------------------------------------------------
      TOTAL COST OF SERVICE          $ 676,312     $ 53,205  $ 112,417    $ 2,567    $ 33,316         $ 979      $ 39,513   $ 11,578
                                     ===============================================================================================

                                                                             32
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)


                                                                             DEPARTMENT OR SERVICE FUNCTION
                                          ------------------------------------------------------------------------------------------
                                                               Employment   Enterprise   Environmental          Field
                                         Corporate  Customer   & Employee   Wide Risk    Engineering            Operations Financial
ACCOUNT     DESCRIPTION                   Affairs   Relations  Development  Management   & Services   Executive Support   Operations
------------------------------------------------------------------------------------------------------------------------------------

 500  Operation Supv. &
        Eng'g-Steam Power Generation          $ -        $ -         $ -          $ -           $ -       $ -        $ -         $ -
 502  Steam Expenses -
        Steam Power Generation                  -          -           -            -             -         -          -           -
 506  Miscellaneous Steam
        Power Expenses                          -          1           -            -             -         -          -           -
 514  Maint. of Misc. Steam
        Plant-Steam Power Generation            -          -           -            -             1         -          -           -
 548  Generation Expenses-Other
        Power Generation                        -          -           -            -            12         -          -           -
 549  Miscellaneous Other
        Power Generation Expenses               -          -           -            -             1         -          -           -
 570  Maint. of Station
        Equipment-Transmission                  -          -           -            -            13         -          -           -
 572  Maint. of Underground
        Lines-Transmission                      -          -           -            -             5         -          -           -
 583  Overhead Line Expenses-Distribution       -         44           -            -            50         -          -           -
 584  Underground Line
        Expenses-Distribution                   -          -           -            -            24         -          -           -
 587  Customer Installation
        Expenses-Distribution                   -        732           -            -             -         -          -           -
 594  Maintenance of Underground
        Lines-Distribution                      -          -           -            -             -         -          -           -
 813  Other Gas Supply Expenses                 -          -           -            -             -         -          -           -
 850  Operation Supervision
        and Eng'g-Transmission                  -          -           -            -             -         -          -           -
 857  Measuring & Regulating Station
        Expenses-Transmission                   -          -           -            -             -         -          1           -
 874  Mains and Services
        Expenses-Distribution                   -          -           -            -             -         -      2,038           -
 878  Meter & House Regulator
        Expenses-Distribution                   -          -           -            -             -         -        659           -
 879  Customer Installation
        Expenses-Distribution                   -        150           -            -             -         -          -           -
 887  Maintenance of Mains-Distribution         -          4           -            -             -         -          1           -
 893  Maint. of Meters and
        House Regulators-Distribution           -          -           -            -             -         -        851           -
 901  Supervision-Customer Accounts             -          -           -            -             -         -          -           -
 902  Meter Reading Expenses                    -      8,703           -            -             -         -          -           -
 903  Customer Records and
        Collection Expenses                     -     18,761           -            -             -         -          -           -
 910  Misc. Customer Service
        & Informational Expenses                -      1,228           -            -             -         -          -           -
 911  Supervision-Sales                         -          -           -            -             -         -          -           -
 912  Sales Demonstration and
        Selling Expenses                        -          -           -            -             -         -          -           -
 913  Sales Advertising Expenses                -          -           -            -             -         -          -           -
 916  Miscellaneous Sales Expenses              -          -           -            -             -         -          -           -
 920  Administrative and
        General Salaries                    2,250         52       2,051          509         2,490     7,015          -       4,504
 921  Office Supplies and Expenses          3,816         25         311          204         1,504     5,520          -      11,240
 923  Outside Services Employed                 -          -          66            -             -    24,072          -       2,233
 924  Property Insurance                        -          -           -            -             -         -          -       5,389
 925  Injuries and Damages                      -          -           -            -             -         -          -       7,328
 926  Employee Pensions and Benefits            -          -           -            -             -         -          -       2,760
 928  Regulatory Commission Expenses            -          -           -            -             -         -          -           -
930.1 General Advertising Expenses              -          -           -            -             -         -          -           -
930.2 Miscellaneous General Expenses        1,818          -           -            -             -       415          -           -
 931  General Rents                             -          -           -            -             -         -          -           -
 932  Maintenance of General Plant              -          -           -            -             -         -          -           -
 940  Service Company Expenses
        to Capital                              -         31           -            -         1,134    17,165      5,786      10,267
 950  Environmental Expenses                    -          -           -            -        17,430         -          -           -
 955  Other Deferred Expenses                   -          -           -            -             -         -          -           -
 960  Fleet Expenses                            -          -           -            -             -         -          -           -
 961  Building Service Expenses                 -          -           -            -             -         -          -           -
 962  Stores Expense                            -          -           -            -             -         -          -           -
 984  Service Company Expenses
        to Clearing Accounts                    -          -           -            -             -         -      8,172           -
 403  Depreciation Expense                      -          -           -            -             -         -          -           -
 404  Amortization of Limited-Term Plant        -          -           -            -             -         -          -           -
 405  Amortization of Other Gas Plant           -          -           -            -             -         -          -           -
 408  Taxes Other Than Income
        Taxes - Prop., Payroll & Fuel           -          -           -            -             -         -          -           -
 421  Miscellaneous Nonoperating
        Income                                  -          -           -            -             -         -          -           -
421.1 Gain on Disposition
        of Property                             -          -           -            -             -         -          -           -
426.1 Donations                               647          -           -            -             -         -          -           -
426.3 Penalties                                 -          -           -            -             -         -          -           -
426.4 Expenditures for
        Certain Civic,
        Political &  Related Act.             176          -           -            -             -        38          -           -
426.5 Other Deductions                          -          -           -            -             -         -          -           -
                                          ------------------------------------------------------------------------------------------
         SUB-TOTAL EXPENSES                 8,707     29,731       2,428          713        22,664    54,225     17,508      43,721
 408  Taxes Other Than Income
        Taxes - Other                           -          -           -            -             -         -          -           -
 409  Income Taxes                              -          -           -            -             -         -          -           -
 410  Provision for Deferred
        Income Taxes                            -          -           -            -             -         -          -           -
 411  Provision for Deferred
        Income Taxes-Cr.                        -          -           -            -             -         -          -           -
 419  Interest and Dividend Income              -          -           -            -             -         -          -           -
 422  Intercompany - Nonoperating
        Income                                  -          -           -            -             -         -          -           -
 427  Interest on Long-term Debt                -          -           -            -             -         -          -           -
 428  Amortization of Debt
        Discount and Expense                    -          -           -            -             -         -          -           -
 430  Interest on Debt to Associated
        Companies                               -          -           -            -             -         -          -           -
 431  Other Interest Expense                    -          -           -            -             -         -          -           -
                                          ------------------------------------------------------------------------------------------
      TOTAL COST OF SERVICE               $ 8,707   $ 29,731     $ 2,428        $ 713      $ 22,664  $ 54,225   $ 17,508    $ 43,721
                                          ==========================================================================================

                                                                             33
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)



                                                                     DEPARTMENT OR SERVICE FUNCTION
                                          ------------------------------------------------------------------------------------------
                                                       Financial
                                           Financial   Oper.-                                        Gas Sales    Govt.   Informa-
                                           Operations  Common    Financial     Gas         Gas          &         Rela-   tion
ACCOUNT    DESCRIPTION                        EBU      Services  Planning   Engineering  Operations  Marketing    tions   Technology
------------------------------------------------------------------------------------------------------------------------------------

 500  Operation Supv. & Eng'g-Steam
        Power Generation                       $ -          $ -        $ -           $ -        $ -        $ -        $ -       $ -
 502  Steam Expenses - Steam
        Power Generation                         -            -          -             -          -          -          -         -
 506  Miscellaneous Steam Power Expenses         -            -          -             -          -          -          -         -
 514  Maint. of Misc. Steam Plant-Steam
        Power Generation                         -            -          -             -          -          -          -         -
 548  Generation Expenses-Other
        Power Generation                         -            -          -             -          -          -          -         -
 549  Miscellaneous Other Power
        Generation Expenses                      -            -          -             -          -          -          -         -
 570  Maint. of Station
        Equipment-Transmission                   -            -          -             -          -          -          -         -
 572  Maint. of Underground
        Lines-Transmission                       -            -          -             -          -          -          -         -
 583  Overhead Line Expenses-Distribution        -            -          -             -          -          -          -         -
 584  Underground Line
        Expenses-Distribution                    -            -          -             -          -          -          -         -
 587  Customer Installation
        Expenses-Distribution                    -            -          -             -          -          -          -         -
 594  Maintenance of Underground
        Lines-Distribution                       -            -          -             -          -          -          -         -
 813  Other Gas Supply Expenses                  -            -          -             -          -          -          -         -
 850  Operation Supervision
        and Eng'g-Transmission                   -            -          -             -          -          -          -         -
 857  Measuring & Regulating Station
        Expenses-Transmission                    -            -          -             -          -          -          -         -
 874  Mains and Services
        Expenses-Distribution                    -            -          -         1,352          -          -          -         -
 878  Meter & House Regulator
        Expenses-Distribution                    -            -          -             -          -          -          -         -
 879  Customer Installation
        Expenses-Distribution                    -            -          -             -          -          -          -         -
 887  Maintenance of Mains-Distribution          -            -          -             -          -          -          -         -
 893  Maint. of Meters and House
        Regulators-Distribution                  -            -          -             -          -          -          -         -
 901  Supervision-Customer Accounts              -            -          -             -          -          -          -         -
 902  Meter Reading Expenses                     -            -          -             -          -          -          -         -
 903  Customer Records and
        Collection Expenses                      -            -          -             -          -          -          -         -
 910  Misc. Customer Service
        & Informational Expenses                 -            -          -             -          -          -          -         -
 911  Supervision-Sales                          -            -          -             -          -          -          -         -
 912  Sales Demonstration
        and Selling Expenses                     -            -          -             -          -     11,144          -         -
 913  Sales Advertising Expenses                 -            -          -             -          -      2,285          -         -
 916  Miscellaneous Sales Expenses               -            -          -             -          -          -          -         -
 920  Administrative and
        General Salaries                     1,631          321      1,480            64          -          -        567    20,533
 921  Office Supplies and Expenses              41           80        531            62          -          -        425    34,471
 923  Outside Services Employed                  -            -          -             -          -          -          -     4,920
 924  Property Insurance                         -            -          -             -          -          -          -         -
 925  Injuries and Damages                       -            -          -             -          -          -          -         -
 926  Employee Pensions and Benefits             -            -          -             -          -          -          -         -
 928  Regulatory Commission Expenses             -            -          -             -          -          -          -         -
930.1 General Advertising Expenses               -            -          -             -          -          -          -         -
930.2 Miscellaneous General Expenses             -            -          -             -          -          -          -         -
 931  General Rents                          1,221            -          -             -          -          -          -         -
 932  Maintenance of General Plant               -            -          -             -          -          -          -         -
 940  Service Company Expenses to Capital        -            -          -         5,858        585         33          -    17,783
 950  Environmental Expenses                     -            -          -             -          -          -          -         -
 955  Other Deferred Expenses                    -            -          -             -          -          -          -        (8)
 960  Fleet Expenses                             -            -          -             2          -          -          -         -
 961  Building Service Expenses                  -            -          -             -          -          -          -         -
 962  Stores Expense                             -            -          -             -          -          -          -         -
 984  Service Company Expenses
        to Clearing Accounts                     -            -          -           526      1,626          -          -         2
 403  Depreciation Expense                       -            -          -             -          -          -          -         -
 404  Amortization of Limited-Term Plant         -            -          -             -          -          -          -         -
 405  Amortization of Other Gas Plant            -            -          -             -          -          -          -         -
 408  Taxes Other Than Income
        Taxes - Prop., Payroll & Fuel            -            -          -             -          -          -          -         -
 421  Miscellaneous Nonoperating Income          -            -          -             -          -          -          -         -
421.1 Gain on Disposition of Property            -            -          -             -          -          -          -         -
426.1 Donations                                  -            -          -             -          -          -          -         -
426.3 Penalties                                  -            -          -             -          -          -          -         -
426.4 Expenditures for Certain
        Civic, Political
        &  Related Act.                          -            -          -             -          -          -        306         -
426.5 Other Deductions                           -            -          -             -          -          -          -         -
                                           ----------------------------------------------------------------------------------------
        SUB-TOTAL EXPENSES                   2,893          401      2,011         7,864      2,211     13,462      1,298    77,701
408 Taxes Other Than Income
        Taxes - Other                            -            -          -             -          -          -          -         -
409 Income Taxes                                 -            -          -             -          -          -          -         -
410 Provision for Deferred
        Income Taxes                             -            -          -             -          -          -          -         -
411 Provision for Deferred
        Income Taxes-Cr.                         -            -          -             -          -          -          -         -
419 Interest and Dividend Income                 -            -          -             -          -          -          -         -
422 Intercompany - Nonoperating Income           -            -          -             -          -          -          -         -
427 Interest on Long-term Debt                   -            -          -             -          -          -          -         -
428 Amortization of Debt
        Discount and Expense                     -            -          -             -          -          -          -         -
430 Interest on Debt to
        Associated Companies                     -            -          -             -          -          -          -         -
431 Other Interest Expense                       -            -          -             -          -          -          -         -
                                           ----------------------------------------------------------------------------------------
    TOTAL COST OF SERVICE                  $ 2,893        $ 401    $ 2,011       $ 7,864    $ 2,211   $ 13,462    $ 1,298  $ 77,701
                                           ========================================================================================

                                                                             34
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)



                                                 -----------------------------------------------------------------------------------
                                                            KeySpan                                                     Performance
                                                  Internal  Energy   Labor     Legal    Production  Property   Public   Measurement
ACCOUNT      DESCRIPTION                          Audit     Trading  Relations Services & Control   & Security Affairs  & Tracking
------------------------------------------------------------------------------------------------------------------------------------

 500  Operation Supv. & Eng'g-Steam
        Power Generation                             $ -       $ -      $ -         $ -         $ -       $ -       $ -         $ -
 502  Steam Expenses -
        Steam Power Generation                         -         -        -           -           -         1         -           -
 506  Miscellaneous Steam Power Expenses               -         -        -           -           -         1         -           -
 514  Maint. of Misc. Steam Plant-
        Steam Power Generation                         -         -        -           -           -         -         -           -
 548  Generation Expenses-Other Power Generation       -         -        -           -           -         -         -           -
 549  Miscellaneous Other Power
        Generation Expenses                            -         -        -           -           -         -         -           -
 570  Maint. of Station Equipment-Transmission         -         -        -           -           -         -         -           -
 572  Maint. of Underground Lines-Transmission         -         -        -           -           -         -         -           -
 583  Overhead Line Expenses-Distribution              -         -        -           -           -         -         -           -
 584  Underground Line Expenses-Distribution           -         -        -           -           -         -         -           -
 587  Customer Installation
        Expenses-Distribution                          -         -        -           -           -         -         -           -
 594  Maintenance of Underground
        Lines-Distribution                             -         -        -           -           -         -         -           -
 813  Other Gas Supply Expenses                        -       817        -           -           -         -         -           -
 850  Operation Supervision
        and Eng'g-Transmission                         -         -        -           -           1         -         -           -
 857  Measuring & Regulating
        Station Expenses-Transmission                  -         -        -           -           -         -         -           -
 874  Mains and Services
        Expenses-Distribution                          -         -        -           -           -         -         -           -
 878  Meter & House Regulator
        Expenses-Distribution                          -         -        -           -           -         -         -           -
 879  Customer Installation
        Expenses-Distribution                          -         -        -           -           -         -         -           -
 887  Maintenance of Mains-Distribution                -         -        -           -           -         -         -           -
 893  Maint. of Meters and
        House Regulators-Distribution                  -         -        -           -           -         -         -           -
 901  Supervision-Customer Accounts                    -         -        -           -           -         -         -           -
 902  Meter Reading Expenses                           -         -        -           -           -         -         -           -
 903  Customer Records and
        Collection Expenses                            -         -        -           -           -    14,290         -           -
 910  Misc. Customer Service
        & Informational Expenses                       -         -        -           -           -         -         -           -
 911  Supervision-Sales                                -         -        -           -           -         -         -           -
 912  Sales Demonstration
        and Selling Expenses                           -         -        -           -           -         -         -           -
 913  Sales Advertising Expenses                       -         -        -           -           -         -         -           -
 916  Miscellaneous Sales Expenses                     -         -        -           -           -         -         -           -
 920  Administrative
        and General Salaries                       1,844       142    2,000       4,721           1     4,768     1,024           -
 921  Office Supplies and Expenses                   246        57      432       1,097          16     8,573     1,457           -
 923  Outside Services Employed                        -         -        -         275           -        25         -           -
 924  Property Insurance                               -         -        -           -           -         -         -           -
 925  Injuries and Damages                             -         -        -           -           -         -         -           -
 926  Employee Pensions and Benefits                   -         -        -           -           -         -         -           -
 928  Regulatory Commission Expenses                   -         -        -           -           -         -         -           -
930.1 General Advertising Expenses                     -         -        -           -           -         -     1,084           -
930.2 Miscellaneous General Expenses                   -         -        -           -           -         -         -           -
 931  General Rents                                    -         -        -           -           -      (123)        -           -
 932  Maintenance of General Plant                     -         -        -           -           -         -         -           -
 940  Service Company Expenses to Capital              -         -        -           -           -     5,408         -           -
 950  Environmental Expenses                           -         -        -           -           -         -         -           -
 955  Other Deferred Expenses                          -         -        -           -           -       295         -           -
 960  Fleet Expenses                                   -         -        -           -           -         -         -           -
 961  Building Service Expenses                        -         -        -           -           -    30,348         -           -
 962  Stores Expense                                   -         -        -           -           -         -         -           -
 984  Service Company Expenses
        to Clearing Accounts                           -       185        -           -         457         4         -         380
 403  Depreciation Expense                             -         -        -           -           -         -         -           -
 404  Amortization of Limited-Term Plant               -         -        -           -           -         -         -           -
 405  Amortization of Other Gas Plant                  -         -        -           -           -         -         -           -
 408  Taxes Other Than Income Taxes -
        Prop., Payroll & Fuel                          -         -        -           -           -         -         -           -
 421  Miscellaneous Nonoperating Income                -         -        -           -           -        (1)        -           -
421.1 Gain on Disposition of Property                  -         -        -           -           -         -         -           -
426.1 Donations                                        -         -        -           -           -         -         -           -
426.3 Penalties                                        -         -        -           -           -         -         -           -
426.4 Expenditures for Certain
        Civic, Political &  Related Act.               -         -        -           -           -         -         -           -
426.5 Other Deductions                                 -         -        -           -           -         -         -           -
                                                 -----------------------------------------------------------------------------------
             SUB-TOTAL EXPENSES                    2,090     1,201    2,432       6,093         475    63,589     3,565         380
 408 Taxes Other Than Income
        Taxes - Other                                  -         -        -           -           -         -         -           -
 409 Income Taxes                                      -         -        -           -           -         -         -           -
 410 Provision for Deferred
        Income Taxes                                   -         -        -           -           -         -         -           -
 411 Provision for Deferred
        Income Taxes-Cr.                               -         -        -           -           -         -         -           -
 419 Interest and Dividend Income                      -         -        -           -           -         -         -           -
 422 Intercompany - Nonoperating Income                -         -        -           -           -         -         -           -
 427 Interest on Long-term Debt                        -         -        -           -           -         -         -           -
 428 Amortization of Debt
        Discount and Expense                           -         -        -           -           -         -         -           -
 430 Interest on Debt to
        Associated Companies                           -         -        -           -           -         -         -           -
 431 Other Interest Expense                            -         -        -           -           -         -         -           -
                                                 -----------------------------------------------------------------------------------
     TOTAL COST OF SERVICE                       $ 2,090   $ 1,201  $ 2,432     $ 6,093       $ 475  $ 63,589   $ 3,565       $ 380
                                                 ===================================================================================

                                                                             35
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION: Indicate each department or service function. (See Instruction 01-3
             General Structure of Accounting System: Uniform System Account)

                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                           -------------------------------------------------------------------------
                                                              Staffing &   Strategic  Strategic  Strategic  Supply Chain
ACCOUNT                    DESCRIPTION                        Development  Marketing   Planning   Services     & Fleet      Treasury
------------------------------------------------------------------------------------------------------------------------------------

 500  Operation Supv. & Eng'g-Steam Power Generation              $ -        $ -        $ -        $ -           $ -          $ -
 502  Steam Expenses - Steam Power Generation                       -          -          -          -             -            -
 506  Miscellaneous Steam Power Expenses                            -          -          -          -             -            -
 514  Maint. of Misc. Steam Plant-Steam Power Generation            -          -          -          -             -            -
 548  Generation Expenses-Other Power Generation                    -          -          -          -             -            -
 549  Miscellaneous Other Power Generation Expenses                 -          -          -          -             -            -
 570  Maint. of Station Equipment-Transmission                      -          -          -          -             -            -
 572  Maint. of Underground Lines-Transmission                      -          -          -          -             -            -
 583  Overhead Line Expenses-Distribution                           -          -          -          -             -            -
 584  Underground Line Expenses-Distribution                        -          -          -          -             -            -
 587  Customer Installation Expenses-Distribution                   -          -          -          -             -            -
 594  Maintenance of Underground Lines-Distribution                 -          -          -          -             1            -
 813  Other Gas Supply Expenses                                     -          -          -          -             -            -
 850  Operation Supervision and Eng'g-Transmission                  -          -          -          -             -            -
 857  Measuring & Regulating Station Expenses-Transmission          -          -          -          -             1            -
 874  Mains and Services Expenses-Distribution                      -          -          -          -             -            -
 878  Meter & House Regulator Expenses-Distribution                 -          -          -          -             -            -
 879  Customer Installation Expenses-Distribution                   -          -          -          -             -            -
 887  Maintenance of Mains-Distribution                             -          -          -          -            46            -
 893  Maint. of Meters and House Regulators-Distribution            -          -          -          -             -            -
 901  Supervision-Customer Accounts                                 -          -          -          -           267            -
 902  Meter Reading Expenses                                        -          -          -          -            44            -
 903  Customer Records and Collection Expenses                      -          -          -          -             -            -
 910  Misc. Customer Service & Informational Expenses               -          -          -          -             -            -
 911  Supervision-Sales                                             -          -          -          -             -            -
 912  Sales Demonstration and Selling Expenses                      -          -          -          -             -            -
 913  Sales Advertising Expenses                                    -          -          -          -             -            -
 916  Miscellaneous Sales Expenses                                  -          -          -          -             -            -
 920  Administrative and General Salaries                       3,378      1,485        815        473         3,545        1,843
 921  Office Supplies and Expenses                              2,404      2,682        438        275           926        2,734
 923  Outside Services Employed                                     1        921        104        915             -            -
 924  Property Insurance                                            -          -          -          -             -            -
 925  Injuries and Damages                                          -          -          -          -             -            -
 926  Employee Pensions and Benefits                                -          -          -          -             -            -
 928  Regulatory Commission Expenses                                -          -          -          -             -            -
930.1 General Advertising Expenses                                  -      1,434          -          -             -            -
930.2 Miscellaneous General Expenses                                -          -          -          -             -        1,385
 931  General Rents                                                 -          -          -          -             -            -
 932  Maintenance of General Plant                                  -          -          -          -           748            -
 940  Service Company Expenses to Capital                           -          -          -          -           440            -
 950  Environmental Expenses                                        -          -          -          -             -            -
 955  Other Deferred Expenses                                       -          -          -          -             -            -
 960  Fleet Expenses                                                -          -          -          -        21,516            -
 961  Building Service Expenses                                    27          -          -          -             -            -
 962  Stores Expense                                                -          -          -          -         6,501            -
 984  Service Company Expenses to Clearing Accounts                 -          -          -          -             2            -
 403  Depreciation Expense                                          -          -          -          -             -            -
 404  Amortization of Limited-Term Plant                            -          -          -          -             -            -
 405  Amortization of Other Gas Plant                               -          -          -          -             -            -
 408  Taxes Other Than Income Taxes - Prop., Payroll & Fuel         -          -          -          -            73            -
 421  Miscellaneous Nonoperating Income                             -          -          -          -             -            -
421.1 Gain on Disposition of Property                               -          -          -          -             -            -
426.1 Donations                                                     -          -          -          -             -            -
426.3 Penalties                                                     -          -          -          -             -            -
426.4 Expenditures for Certain Civic,
        Political &  Related Act.                                   -          -          -          -             -            -
426.5 Other Deductions                                              -          -          -          -           (84)          34
                                                           -------------------------------------------------------------------------
               SUB-TOTAL EXPENSES                              5,810      6,522      1,357      1,663        34,026        5,996
 408 Taxes Other Than Income Taxes - Other                         -          -          -          -             -            -
 409 Income Taxes                                                  -          -          -          -             -            -
 410 Provision for Deferred  Income Taxes                          -          -          -          -             -            -
 411 Provision for Deferred  Income Taxes-Cr.                      -          -          -          -             -            -
 419 Interest and Dividend Income                                  -          -          -          -             -            -
 422 Intercompany - Nonoperating Income                            -          -          -          -             -            -
 427 Interest on Long-term Debt                                    -          -          -          -             -            -
 428 Amortization of Debt Discount and Expense                     -          -          -          -             -            -
 430 Interest on Debt to Associated Companies                      -          -          -          -             -            -
 431 Other Interest Expense                                        -          -          -          -             -            -
                                                           -------------------------------------------------------------------------
     TOTAL COST OF SERVICE                                   $ 5,810    $ 6,522    $ 1,357    $ 1,663      $ 34,026      $ 5,996
                                                           =========================================================================

                                                                             36
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)



                                                               DEPARTMENTAL SALARY EXPENSE
                                          ---------------------------------------------------------------------
NAME OF DEPARTMENT                                                     INCLUDED IN AMOUNTS BILLED TO
--------------------------------                             --------------------------------------------------          PERSONNEL
Indicate each department                      TOTAL              PARENT             OTHER            NON                 END OF
or service function                          AMOUNT             COMPANY           ASSOCIATES      ASSOCIATES              YEAR
                                          ----------------   -------------   ----------------   ---------------    -----------------

AGC & Corp. Sec'y                            $ 1,506               $ 8             $ 1,498             $ -                  13
Call Center & Billing Services                   413                 -                 413               -                 657
Client Services                                1,750                22               1,728               -                   9
Compensation & Benefits                        9,780               161               9,619               -                  13
Controller                                     7,233               154               7,079               -                  84
Corporate Affairs                              4,623               462               4,161               -                  27
Customer Relations                               135                 -                 135               -                 426
Employment & Employee Development              4,380                 -               4,380               -                  33
Enterprise Wide Risk Management                1,044                 -               1,044               -                   5
Environmental Engineering & Services           5,160                 -               5,160               -                  53
Executive                                     15,877                478             15,399               -                  52
Financial Operations                           9,306                 87              9,219               -                  59
Financial Operations EBU                       3,384                  -              3,384               -                  46
Financial Planning                             3,056                 51              3,005               -                  19
Financial Operations-Common Services             663                  7                656               -                   6
Gas Engineering                                  125                  -                125               -                  77
Government Relations                           1,142                 38              1,104               -                   6
Information Technology                        42,636                 12             42,624               -                 349
Internal Audit                                 3,844                 13              3,831               -                  21
KeySpan Energy Trading                           150                  -                150               -                  13
Labor Relations                                4,128                  -              4,128               -                  28
Legal Services                                 9,785                432              9,353               -                  76
Production & Control                              33                  -                 33               -                   3
Property & Security                            9,083                  -              9,083               -                 163
Public Affairs                                 2,078                 63              2,015               -                  24
Staffing & Development                         6,084                  -              6,084               -                  38
Strategic Marketing                            3,105                156              2,949               -                  28
Strategic Planning                             1,683                 44              1,639               -                  10
Strategic Services                               983                 44                939               -                   2
Supply Chain & Fleet                           7,289                  -              7,289               -                 295
Treasury                                       3,797                 17              3,780               -                  33
Corporate Cost Center                          6,704                 92              6,612               -                   0
                                          ----------------   -------------   ----------------   ---------------    -----------------

TOTAL                                      $ 170,959            $ 2,341          $ 168,618             $ -               2,668
                                          ================   =============   ===============    ===============    =================

                                                                             37
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                                     RELATIONSHIP
                                                     DESCRIPTION OF                "A"= ASSOCIATE
     FROM WHOM PURCHASED                             LARGEST INVOICE               "NA"= NONASSOCIATE         AMOUNT      ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------

Technology Services
ALGOMOD CORPORATION                            System Development & Maintenance               NA             $ 1,963     921/923/940
ANALYSTS INTERNATIONAL CORP                    System Development & Maintenance               NA                 179       923/940
BICITIS GROUP                                  System Development & Maintenance               NA                 674     921/923/940
BLUE WOLF GROUP                                System Development & Maintenance               NA                 220       923/940
CARLYLE CONSULTING SERVICES INC                System Development & Maintenance               NA                 133       923/940
CHRYSALIS COMPUTER INC                         System Development & Maintenance               NA                 196       923/940
ETR TECHNOLOGY CENTER INC                      System Development & Maintenance               NA                 127       923/940
EXCIS GROUP                                    System Development & Maintenance               NA                 578     921/923/940
FORUM PERSONNEL INC                            System Development & Maintenance               NA                 212       923/940
GREEN BEACON SOLUTIONS LLC                     System Development & Maintenance               NA                 229         923
HEXAWARE TECHNOLOGIES INC                      System Development & Maintenance               NA                 210         923
INFOTECH ENTERPRISES INC                       System Development & Maintenance               NA                 136       923/940
KMR INFORMATION SYSTEMS                        System Development & Maintenance               NA                 157     921/923/940
MANDRIL CONSULTING INC                         System Development & Maintenance               NA                 694       923/940
MINER & MINER CONSULTING ENGINEERS INC         System Development & Maintenance               NA                 159         940
OXFORD GLOBAL RESOURCES, INC                   System Development & Maintenance               NA                 126       923/940
PARADIGM SYSTEMS INTEGRATION INC               System Development & Maintenance               NA                 272       923/940
PARITY TELTECH CORP.                           System Development & Maintenance               NA                 349       923/940
PROGRAMMATIC SYSTEMS INC                       System Development & Maintenance               NA                 522       923/940
RCG INFORMATION TECHNOLOGY                     System Development & Maintenance               NA                 535     921/923/940
ROHN ROGERS ASSOCIATES INC                     System Development & Maintenance               NA                 502     923/940/950
THE COMPUTER MERCHANT LTD                      System Development & Maintenance               NA                 298     921/923/940
TRINE ASPECTS LTD                              System Development & Maintenance               NA                 167     923/940/955
VERIZON NETWORK INTEGRATION                    System Development & Maintenance               NA                 501         940
33 Other Items less than $100,000              Technology Services                            NA                 948   Various
                                                                                                            --------------
                                               Subtotal - Technology Services                               $ 10,087
                                                                                                            ==============

                                                                             38
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                      OUTSIDE SERVICE EMPLOYED (Continued)

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                                              RELATIONSHIP
                                          DESCRIPTION OF                     "A"= ASSOCIATE
   FROM WHOM PURCHASED                   LARGEST INVOICE                   "NA"= NONASSOCIATE        AMOUNT       ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------

Professional  Services
ACCENTURE LLP                          Business Transformation                        NA           $ 15,364       923/940
ARNOLD R  SOSLOW M D                   Medical Services                               NA                127       921/984
CHAS. H. SELLS, INC.                   GIS and Mapping                                NA                159         940
COLIN P WATSON                         Strategic Services                             NA                135         923
DAR AND COMPANY                        Strategic Services                             NA                453         921
DELOITTE & TOUCHE LLP                  Financial Services                             NA              3,852         923
DESOLA GROUP                           Strategic Services                             NA              2,066       921/923
DONNELLEY MARKETING                    Strategic Marketing                            NA                167         921
ERNST & YOUNG LLP                      Financial Services                             NA              2,169         923
FOSTER WHEELER ENVIRONMENTAL CORP      Environmental Services                         NA                737         950
GEI CONSULTANTS, INC.                  Environmental Services                         NA              2,555       921/950
HEWITT ASSOCIATES                      HR Related Matters                             NA                152       921/923
JAMES W SEWALL COMPANY                 GIS and Mapping                                NA                241         940
LENT SCRIVNER & ROTH                   Lobbying                                       NA                188         426
MACRO INTERNATIONAL INC                Marketing Research & Survey                    NA                240       921/923
MOBILE DATA SOLUTIONS INC              Business Transformation                        NA                163         940
OSGOOD O'DONNELL & WALSH               Strategic Services                             NA                151         921
OSTROW & PARTNERS INC                  Environmental Services                         NA                150         950
PA CONSULTING GROUP                    Business Transformation                        NA              1,713          813/921/923/940
PAULUS SOKOLOWSKI AND SARTOR           Environmental Services                         NA              2,780     921/940/950
PRICEWATERHOUSECOOPERS LLP             Financial Services                             NA              1,082         923
QUESTAS CONSULTING                     Executive Coaching                             NA                196         921
RICHARD S COHEN                        Financial Services                             NA                117         923
STRATEGIC SPORTS GROUP INC             Branding                                       NA                137       921/923
SYNOVATE                               Marketing Research                             NA                120       921/923
THE MELIOR GROUP                       Marketing Research & Survey                    NA                152       921/923
TOWERS PERRIN                          HR Related Matters                             NA                173         926
VHB ENGINEERING - NY PC                Environmental Services                         NA                617         950
WATSON WYATT WORLDWIDE                 Pension, Organizational Planning & Dev.        NA                760       921/923
XDD LLC                                Environmental Services                         NA                515         950

                                                                             39
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                      OUTSIDE SERVICE EMPLOYED (Continued)

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                                      RELATIONSHIP
                                                 DESCRIPTION OF                      "A"= ASSOCIATE
          FROM WHOM PURCHASED                    LARGEST INVOICE                   "NA"= NONASSOCIATE        AMOUNT        ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------

Professional  Services (Cont'd)
OSI COLLECTION SERVICES INC                   Collection Services                          NA                       520      903
ALLIED ACCOUNT SERVICES INC                   Collection Services                          NA                       478      903
ALLEN DANIEL ASSOCIATES INC                   Collection Services                          NA                       377      903
ASSOCIATED CREDIT SERVICES, INC.              Collection Services                          NA                       377      903
COLEX INTERNATIONAL                           Collection Services                          NA                       196      903
ACTION COLLECTION AGENCY OF BOSTON            Collection Services                          NA                       105      903
121 Other Items less than $100,000            Professional Services                        NA                     3,146    Various
                                                                                                          --------------
                                              Subtotal - Professional Services                                 $ 42,630
                                                                                                          ==============









Legal Services
CULLEN & DYKMAN                               Legal Services                               NA                     $ 246      923
ROBERTS & HOLLAND LLP                         Legal Services                               NA                       193      923
21 Other Items less than $100,000             Legal Services                               NA                       225    Various
                                                                                                          --------------
                                              Subtotal - Legal Services                                          $ 664
                                                                                                          ==============


                                              TOTAL                                                           $ 53,381
                                                                                                          ==============


                                                                             40
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                                                           AMOUNT
-----------------------------                                                                     ----------------

Pension                                                                                                  $ 34,945

Employee 401K Match and Discount                                                                            5,230

OPEB Expense                                                                                               28,913

Workers Compensation                                                                                        2,760

Employee Benefits (including medical, dental, life insurance and AD&D premiums)                            23,076
                                                                                                  ----------------

SUB-TOTAL                                                                                                  94,924

Less:  Costs Distributed to Various Accounts as Labor Burdens                                              94,924
                                                                                                  ----------------

TOTAL                                                                                                         $ -
                                                                                                  ================



                                                                             41
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION: Provide a listing of the amount included in Account 930.1 - General Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.


          DESCRIPTION                                       NAME OF PAYEE                                       AMOUNT
------------------------------------------------    -------------------------------------------------------    -------------------

Branding                                            STERLING METS LP                                                      $ 1,150
Branding                                            BROOKLYN BASEBALL COMPANY                                                 275
Advertising                                         NEWSDAY INC                                                               222
Advertising                                         COSSETTE POST-A DIVISION OF COSSETTE GROUP                                116
Creative Design Artist                              BRYAN DRAGO                                                                76
Creative Design Artist                              THE SUPPORTING CAST                                                        58
Advertising                                         SHERMAN ADVERTISING ASSOCIATES                                             25
Advertising                                         EXECUTIVE COLOR SYSTEMS                                                    12
Advertising                                         PLAZA ARTIST MATERIALS INC                                                 10
Advertising                                         SCA PROMOTION INC.                                                          9
Advertising                                         CDW COMPUTER CENTERS INC                                                    7
Advertising                                         RANDSTAD STAFFING SVCS                                                      6
Advertising                                         SONY ELECTRONICS INC                                                        6
Advertising                                         DUPLICATION DEPOT                                                           4
Branding                                            SAUERBACH ASSOCIATES                                                        4
Advertising                                         ALL OTHER ITEMS                                                         1,049
                                                                                                               -------------------

                                                                                                                          $ 3,029
                                                                                                               ===================

                                                                             42
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 930.2 - Miscellaneous General Expenses, classifying the items according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                                                                         AMOUNT
-----------------------------                                                                                   ---------------

Dues, Memberships and Sponsorships                                                                                     $ 2,201

Fees and Expenses of Servicing Outstanding Securities                                                                      811

Stockholders Meeting Expenses                                                                                              192

Directors Expenses                                                                                                         955

Stock Appreciation/Depreciation - Directors' Stock Equivalent                                                              441

Officers' Stock Unit Plan & Long-term Restricted Stock Grant                                                             1,304

Investor Relation - Labor and Expenses                                                                                     883

Other General Expenses                                                                                                      32
                                                                                                                ---------------

TOTAL                                                                                                                  $ 6,819
                                                                                                                ===============

                                                                            43
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                                                          AMOUNT
-----------------------------                                                                     --------------

Rent - representing substations and right of way leases                                                 $ 1,098
                                                                                                  ==============

                                                                             44
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS: Provide an analysis of Account 408 - Taxes Other Than Income Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                                                                    AMOUNT
--------------------------------                                                                      -------------------------

Other Than U.S. Government Taxes

          Payroll Taxes (including FICA, Medicare and Federal
                                and State Unemployment)                                                               $ 16,503

          Property Taxes                                                                                                12,047

          State Excise Tax                                                                                                 161

          Federal Excise Tax                                                                                                10

          Fuel Tax                                                                                                          73
                                                                                                      -------------------------

          SUB-TOTAL                                                                                                   $ 28,794

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens                                         16,503
                                                                                                      -------------------------

          TOTAL                                                                                                        $ 12,291
                                                                                                      =========================

                                                                            45
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                                 PURPOSE OF DONATION                                   AMOUNT
--------------------------------------------                      -------------------------------------            -----------------

BOYS & GIRLS CLUB OF BOSTON                                       Civic & Charitable Contribution                              $ 55
BEDFORD YMCA                                                      Civic & Charitable Contribution                                50
CITY YEAR                                                         Civic & Charitable Contribution                                35
UTILITY BUSINESS EDUCATION COALITION                              Civic & Charitable Contribution                                20
UNITED WAY OF MASSACHUSETTS BAY                                   Civic & Charitable Contribution                                19
SEASIDE SUMMER CONCERT SERIES                                     Civic & Charitable Contribution                                15
MUSEUM FOR AFRICAN ART                                            Civic & Charitable Contribution                                11
MARTIN LUTHER KING JR CONCERT SERIES                              Civic & Charitable Contribution                                10
INTERFAITH MEDICAL FOUNDATION                                     Civic & Charitable Contribution                                10
NEW HAMPSHIRE CHARITABLE FOUNDATION                               Civic & Charitable Contribution                                10
BROOKLYN HISTORICAL SOCIETY                                       Civic & Charitable Contribution                                10
LUTHERAN MEDICAL CENTER                                           Civic & Charitable Contribution                                10
THE BROOKLYN ALLIANCE                                             Civic & Charitable Contribution                                10
NEW YORK CITY POLICE FOUNDATION INC                               Civic & Charitable Contribution                                10
SALVADORI CENTER                                                  Civic & Charitable Contribution                                10
PHOENIX HOUSE FOUNDATION                                          Civic & Charitable Contribution                                 9
NEW YORK CITY OUTWARD BOUND CENTER                                Civic & Charitable Contribution                                 9
BROOKLYN BUREAU OF COMMUNITY SERVICE                              Civic & Charitable Contribution                                 8
CYSTIC FIBROSIS FOUNDATION                                        Civic & Charitable Contribution                                 7
YWCA NEW YORK CITY                                                Civic & Charitable Contribution                                 7
CITIZENS BUDGET COMMISSION                                        Civic & Charitable Contribution                                 7
GEORGE DEAN CO.                                                   Civic & Charitable Contribution                                 7
THE NATIONAL MUSEUM OF CATHOLIC ART AND HISTORY                   Civic & Charitable Contribution                                 7
BOY SCOUTS OF AMERICA                                             Civic & Charitable Contribution                                 6
THOMAS HARTMAN FOUNDATION FOR PARKINSONS RESEARCH                 Civic & Charitable Contribution                                 6
PROSPECT PARK ALLIANCE                                            Civic & Charitable Contribution                                 6
MARINE CORPS SCHOLARSHIP                                          Civic & Charitable Contribution                                 6
NEW YORK BLOOD CENTER                                             Civic & Charitable Contribution                                 6
CABRINI MISSION FOUNDATION                                        Civic & Charitable Contribution                                 6
ST. JOSEPH'S COLLEGE                                              Civic & Charitable Contribution                                 6
THE BOSTON PARK PLAZA HOTEL                                       Civic & Charitable Contribution                                 6
HEARTSHARE HUMAN SERVICES                                         Civic & Charitable Contribution                                 5
POLYTECHNIC UNIVERSITY                                            Civic & Charitable Contribution                                 5
THE LOWELL PLAN                                                   Civic & Charitable Contribution                                 5
PREP FOR PREP                                                     Civic & Charitable Contribution                                 5
THE BOSTON FOUNDATION                                             Civic & Charitable Contribution                                 5
FAITH CENTER FOR COMMUNITY DEVELOPMENT                            Civic & Charitable Contribution                                 5
THE FRIENDS OF GATEWAY PARKS FOUNDATION INC                       Civic & Charitable Contribution                                 5
THE NEW ENGLAND COMMITTEE NAACP/LDF                               Civic & Charitable Contribution                                 5

                                                                            46
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                              DONATIONS (Continued)
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                                             PURPOSE OF DONATION                                    AMOUNT
------------------------------------------------              --------------------------------------           -------------------

QUINCY-SCHOOL COMMUNITY PARTNERSHIP INC                       Civic & Charitable Contribution                                   5
TELECARE                                                      Civic & Charitable Contribution                                   5
BROOKLYN BRIDGE PARK COALITION INC.                           Civic & Charitable Contribution                                   5
PHIPPS COMMUNITY DEVELOPMENT CORP                             Civic & Charitable Contribution                                   5
RIVERKEEPER                                                   Civic & Charitable Contribution                                   4
CANCER HOPE NETWORK                                           Civic & Charitable Contribution                                   4
CELEBRATE BROOKLYN                                            Civic & Charitable Contribution                                   4
INTERFAITH CENTER                                             Civic & Charitable Contribution                                   4
NASSAU COUNTY MUSEUM OF ART                                   Civic & Charitable Contribution                                   3
STATEN ISLAND RECREATIONAL ASSOCIATION, INC.                  Civic & Charitable Contribution                                   3
TRANSITIONAL SERVICES FOR NEW YORK                            Civic & Charitable Contribution                                   4
VISITING NURSE ASSOCIATION OF NY                              Civic & Charitable Contribution                                   3
FRIENDS OF NEW YORK TRANSIT MUSEUM                            Civic & Charitable Contribution                                   3
WALL STREET RISING CORP                                       Civic & Charitable Contribution                                   3
172 Other Items (Less than $3,000)                            Civic & Charitable Contribution                                 158
                                                                                                               -------------------

                                                                                                                            $ 647
                                                                                                               ===================



                                                                            47
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5 - Other
               Deductions, classifying such expenses according to their nature.


DESCRIPTION                                   NAME OF PAYEE                                                      AMOUNT
-----------------------------                 -----------------------------------------                       -------------

Pension Payment                               Virginia Pierce                                                         $ 34

Electricity Used-CNG Stations                 Con Edison                                                                14

CNG Vehicle Parts and Maintenance             Industrial Process Solutions Inc.                                          4

CNG Vehicle Parts and Maintenance             Boig & Hill Inc.                                                           4

Training                                      Industrial Control Distributors                                            4

CNG Vehicle Parts                             H O Penn Machinery Co. Inc.                                                6

CNG Vehicle Parts                             G and F Supply                                                             4

CNG Vehicle Parts and Maintenance             Gerhardt's Inc.                                                            4

Permits                                       NYC Fire Department                                                        4

CNG Station Maintenance                       DSA Services Inc.                                                          4

CNG Vehicle Parts and Maintenance             Knox Western                                                               7

CNG Fleet Services - Labor and Expenses                                                                                694

CNG Service Contracts                                                                                                 (516)

Miscellaneous                                                                                                           15
                                                                                                             -------------

TOTAL                                                                                                                $ 282
                                                                                                             =============

                                                                            48
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                 SEE NOTES TO FINANCIAL STATEMENTS

                                                                             49
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                                                                            $ 190,552
Total Investments                                                                                                             $ -
Total Current And Accrued Assets                                                                                        $ 389,076
Total Deferred Debits                                                                                                       $ (66)
Balancing Amount for Total Assets and Other Debits                                                                            $ -
Total Assets and Other Debits                                                                                           $ 579,562
Total Proprietary Capital                                                                                                $ 42,165
Total Long-Term Debt                                                                                                    $ 348,044
Total Other Noncurrent Liabilities                                                                                          $ 467
Notes Payable                                                                                                                 $ -
Notes Payable to Associate Companies                                                                                          $ -
Balancing Amount for Total Current and Accrued Liabilities                                                              $ 170,989
Total Deferred Credits                                                                                                    $ 2,607
Accumulated Deferred Income Tax Credits                                                                                  $ 15,290
Total Liabilities and Proprietary Capital                                                                               $ 579,562
Services Rendered to Associate Companies                                                                                $ 680,192
Services Rendered to Nonassociate Companies                                                                                   $ -
Miscellaneous Income or Loss                                                                                                  $ -
Total Income                                                                                                            $ 680,192
Salaries and Wages                                                                                                      $ 170,959
Employee Pensions and Benefits                                                                                                $ -
Balancing Amount for Total Expenses                                                                                     $ 505,353
Total Expenses                                                                                                          $ 676,312
Net Income (Loss)                                                                                                         $ 3,880
Total Cost of Service (Direct Costs)                                                                                    $ 155,353
Total Cost of Service (Indirect Costs)                                                                                  $ 497,092
Total Cost of Service (Total)                                                                                           $ 676,312
Number of Personnel End of Year                                                                                             2,873

                                                                             50
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
                      For the Year Ended December 31, 2004

                               ORGANIZATION CHART


  Chief Executive Officer

   President & Chief Operating Officer
   President - Energy Assets and Supply Group
   President - Energy Delivery and Customer Relationship Group

       Executive Vice President, General Counsel & Chief Governance Officer Executive Vice President - Shared Services
       Executive Vice President - Electric Operations
       Executive Vice President - KeySpan Energy Delivery
       Executive Vice President & Chief Financial Officer
       Executive Vice President & Chief Strategy Officer
       Executive Vice President, Corporate Affairs & Chief Environmental Officer

          Senior Vice President - Regulatory Affairs & Asset Optimization Senior Vice President - Shared Services
          Senior Vice President - KeySpan Services
          Senior Vice President & Chief Diversity Officer
          Senior Vice President & Chief Engineer
          Senior Vice President, Treasurer & Chief Risk Officer

            Vice President - Public Affairs
            Vice President & Chief Accounting Officer
            Vice President - Employee & Labor Relations
            Vice President - Customer Strategy
            Vice President - Financial & Employee Related Services Vice President - Business Transformation
            Vice President & General Auditor
            Vice President - Shared Services-New England
            Vice President & Controller
            Vice President - Corporate Affairs-New England
            Vice President - Asset Strategy & Development
            Vice President - Information Technology
            Vice President - Environmental Engineering & Operations Vice President - Regulatory Strategy & Relations
            Vice President - Financial Analysis & Asset Optimization Vice President - Sales & Marketing, KeySpan Energy
                Delivery New England
            Vice President - Compensation & Benefits
            Vice President - Energy Transactions
            Vice President & Deputy General Counsel
            Vice President - Strategic Planning & Performance

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.   Description of Services Offered by KeySpan Corporate Services

1.   Corporate Affairs


Provide services in support of corporation strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. Formulate and assist with public relations and communications, programs and administration of corporate philanthropic and community affairs programs, creative and production services and media relations.


2.   Customer Services


Provide services and systems dedicated to customer service, including meter reading and billing, remittance, credit, collections, customer relations, customer communication and advocacy, call center operations, customer offices and field operations, revenue protection and customer strategy.


3.   Environmental Services


Provide consulting, assessment, investigation, remediation and other activities as required by Client Companies to ensure full compliance with applicable environmental statutes and regulations, permitting, licensing, due diligence, waste management, emergency response and laboratory operations.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


4.   Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.


5.   Financial Services


Accounting - Perform, advise and assist Client Companies in accounting matters, including the research and development of accounting practices, procedures and controls, the maintenance of the general ledger and related subsidiary systems, the preparation and analysis of financial reports, and the processing of certain transactions such as accounts payable, payroll, customer accounting, cash management and fixed assets.


Auditing - Periodically conduct operating audits and audits of the accounting records and other records maintained by Client Companies and coordinating their examination, where applicable, with that of independent public accountants. The audit staff will report on their examination and submit recommendations, as appropriate, on improving methods of internal control, accounting procedures and operating procedures and policies.


Financial Planning - Advise and assist Client Companies with operating and capital budgets and capital expenditure decisions. Perform economic analysis, short and long-term financial forecasting, merger and acquisition analysis, financing related activities, and activities relating to rating agency relationships for Client Companies and the consolidated entity.


Investor Relations and Shareholder Services - Provide fair and accurate analysis of KeySpan Corporation and its operating subsidiaries and its outlook within the financial community, enhancing KSE's position in the energy industry; balancing and diversifying shareholder

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC
investment in KSE through a wide range of activities; providing feedback to KSE and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.


Risk Management - Advise and assist Client Companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, and workers' compensation, in the settlement of insured claims and in providing risk prevention advice.


Tax - Perform, advise and assist Client Companies in the preparation of Federal, state and local income and franchise tax returns, calculation and accrual of book income taxes, due diligence in connection with acquisitions and performance of tax planning functions. Prepare and file Federal, state and local income and franchise tax returns on behalf of Client Companies.


Treasury/Finance - Provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; and general financing activities, pension, 401K and venture capital investments.


6.   Human Resources


Provide central administration for payroll, and employee benefit and pension plans of Client Companies. Perform policy, planning and analysis functions as related to compensation and benefit plans. Advise and assist Client Companies in the administration of such plans and prepare and maintain records of said plans. Direct and administer all medical and health activities of Client Companies.


Advise and assist Client Companies in the formulation and administration of employee staffing and performance evaluation, the design and administration of training programs for employee career development, the design and administration of diversity and EEO programs.


Advise and assist Client Companies in the formulation and administration of employee relations policies and programs relating to the relevant Client Companies' employee and labor relations.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

7.   Information Technology


Provide the organization and resources for the operation of an information technology function including the development, implementation and operation of a centralized data processing facility and the management of a telecommunications network. This function includes the central processing of computerized applications and support of individual applications in Client Companies. Develop, implement, operate and maintain those computerized applications for Client Companies that can be economically best accomplished on a centralized basis.


Software Pooling - Accept from Client Companies ownership of and rights to use, assign, license or sub-license all software owned, acquired or developed by or for Client Companies which Client Companies can and do transfer or assign to it. Preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; license Client Companies, on a non-exclusive, no charge or at-cost basis, to use all software which KCS has the right to sell, license or sub-license; and, at KCS' expense, permit Client Companies to enhance any such software and license others to use all such software and enhancements to the extent that KCS shall have the legal right to so permit.


8.  Legal and Regulatory


Legal and Regulatory - Provide advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including Act authorizations and compliance, as well as other regulatory and trade matters under other Federal and State laws. Represent the Client Companies before Federal and State courts and regulatory agencies and in arbitration and other dispute resolution proceedings.


Corporate Secretary's Office - Provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records, as well as other activities related to corporate governance.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

9.  Operating Services


Facilities Management and Real Estate - Perform planning, administration and operations related to managing Client Company properties, including leasing, renting company properties and permitting and purchase and sale of real property. Administer duplicating services, mailroom operations and print shops. Perform activities related to maintaining company properties, determining requirements and designing occupancy layouts.


Fleet Management - Perform activities related to purchasing, leasing, and maintaining vehicles for Client Companies.


Materials Management and Purchasing - Advise and assist Client Companies in the procurement of real and personal property, materials, supplies and services, conduct purchase negotiations, prepare procurement agreements and administer programs of material control, and provide warehousing and distribution services for Client Companies.


Security - Provide activities to ensure a secure working environment, protect and safeguard company assets, safeguard and transport company receipts, and performance of investigations


10.   Strategic Planning and Corporate Performance


Perform strategic planning, administration and implementation of corporate branding, customer relationship marketing, new business ventures, market research and metrics, market intelligence, marketing competency management and measurement, business improvement and e-commerce as related to all Client Companies - both individually and as a whole. Determine, implement and track corporate performance goals, initiatives and measures.

11.         Gas Supply


Manage the gas procurement, planning, nominations, and transportation of gas. This includes all functions related to the supply and transportation of natural gas to customers; including management of gas contracts and gas inventories, review and processing of invoices, projection of send-out requirements, billings to third parties and off-system sales, and the maintenance of a reliable and least cost portfolio of resources.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


12.         Gas Operations


Management and Administrative Services. Provide services for the management and administration of gas operations including, but not limited to, the management and supervision of construction services, field coordinators, maintenance of service facilities and processing field requests.


Operations Support Services. Provide administrative and operational support services including, but not limited to, the handling of incoming dispatch calls related to field service orders and generate orders for gas odor, emergency response, meter work, and appliance repair.


Provide administrative and operational support services including, but not limited to managing leaks by recording, tracking, and reporting known system leaks on the distribution and transmission system. This service shall be conducted with the objective of ensuring that all DOT and state regulatory requirements are met that pertain to the proper documentation and reporting to the appropriate authorities.


Provide administrative and operational support services including, but not limited to receiving and forwarding all DigSafe excavator notifications to the proper Company operations center and dispatch emergency DigSafe notifications to the proper Company operating center. This service shall be conducted with the objective of ensuring that all DOT and state regulatory requirements are met that pertain to a one-call damage prevention program.

Purchase, repair and refurbish meters for KEDNE Client Companies


Provide administrative and operational support services including, but not limited to, gas operations performance measurement as well as assistance in the preparation and analysis of operating and capital expenditure budget and forecasts of KEDNE Companies


Field Services. Perform all Field Service functions relating to field service order generation billing to the customer, manage the meter inventory control and reporting, and maintain order history data for KEDNE Companies.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


T&D System Planning Services. Provide KEDNE Companies with services and systems dedicated to maintaining the changes and additions to the pipeline as it pertains to mapping, reporting, and providing location and demand data for network analysis. This also includes the analysis and evaluation of load data for large customers.


13.  Gas Marketing and Sales Services

Provide marketing and sales services and systems


B.   Methods of Allocation

Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KCS, including a reasonable return on capital which will reflect a capitalization of KCS of no more than equity of ten percent (10%), and all associated taxes.


KCS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KCS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KCS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KCS will establish annual budgets for controlling the expenses of each department.


Monthly KCS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KCS costs centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client


Company and which KCS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KCS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KCS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.

     Service Department
          Or Function                             Basis of Allocation
          -----------                             -------------------

   Corporate Affairs                              3-point formula


   Customer Services                              # of  phone calls
                                                  # of bills
                                                  # of meters
                                                  3-point formula

   Environmental Services                         Property
                                                  3-point formula

   Executive and Administrative                   3-point formula

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

   Financial Services                             3-point formula
                                                  Property
                                                  # of Meters
                                                  # of Bills


   Human Resources                                # of Employees
                                                  3-point formula

   Information Technology                         # of Meters
                                                  # of employees
                                                  Revenue
                                                  3-point formula

   Legal and Regulatory                           3-point formula

   Gas Marketing and Sale Services                3-point formula

   Operating Services                             sendout
                                                  # of bills
                                                  # of meters
                                                  # of vehicles
                                                  % of square footage occupied
                                                  # of employees
                                                  3-point formula

   Gas Supply                                     3-point formula
                                                  sendout

   Gas Operations:  Administrative Services       3-point formula

   Support Services                               3-point formula
                                                  # of meters

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)



   Field Services                                 3-point formula
                                                  # of meters

   T&D System Planning                            3-point formula
   Services                                       property
Strategic Planning and Corporate Performance
                                                  3-point formula


Definition of Allocation Factors to be used by KCS

Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Bills - A ratio based on the number of customer bills processed for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Customers - A ratio based on the number of customers at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Employees - A ratio based on the number of full time employees at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


# of Phone Calls - A ratio based on the number of telephone calls handled for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding transportation customer volumes delivered for another gas supplier, the numerator of which is for a


specific  client  company  and  the  denominator   being  all  recipient  client
companies. This ratio will be calculated annually based on actual experience.


% of Square Footage Occupied - A ratio based on the square footage of office and non office space occupied, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.


# of Vehicles - A ratio based on the number of vehicles at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC


                      For the Year Ended December 31, 2004

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Corporate Services for the year ended December 31, 2004.

As of December 31, 2004, KeySpan Corporate Services had notes payable to KeySpan Corporation in the amount of $348,044,311. The interest rates on these borrowings ranged from 5.15% to 7.25%. Interest of $25,582,399 was accrued and billed to the client companies.

During 2004, KeySpan Corporate Services incurred other net interest of $102,546 related to the Deferred Compensation Plan, allowance for borrowed funds used during construction and tax assessments.

In 2004, interest income in the amount of $2,696,040 was accrued on positive cash balances and pushed down to the client companies.

KeySpan  Corporate   Services  billed  $4,758,000  to  associate   companies  as
compensation for the use of equity capital.

All interest was billed to each client company on the net plant allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:


                                                      Borrowed                       Equity
                                                       Capital                       Capital                       Total
                                             ---------------------------    -------------------------   ----------------------------
Boston Gas Company                                              $ 1,941                          $ -                        $ 1,941
KeySpan Electric Services LLC                                10,151,724                    2,098,000                     12,249,724
KeySpan Generation LLC                                        1,418,603                      294,000                      1,712,603
KeySpan Gas East Corporation                                  4,047,073                      838,000                      4,885,073
The Brooklyn Union Gas Company                                5,475,842                    1,132,000                      6,607,842
KeySpan Energy Development Corp.                                    970                            -                            970
KeySpan Ravenswood Services Corp.                             1,704,639                      353,000                      2,057,639
KeySpan Energy Trading Services LLC                              60,977                       12,000                         72,977
KeySpan Glenwood Energy Center LLC                               48,620                       12,000                         60,620
KeySpan Port Jefferson Energy Center LLC                         48,620                       12,000                         60,620
KeySpan Services, Inc.                                           29,896                        7,000                         36,896
                                             ---------------------------    -------------------------   ----------------------------
Total                                                      $ 22,988,905                  $ 4,758,000                   $ 27,746,905
                                             ===========================    =========================   ============================


                                                                              63
                 ANNUAL REPORT OF KEYSPAN CORPORATE SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                         KEYSPAN CORPORATE SERVICES LLC
                           (Name of Reporting Company)




                            By: /s/ Theresa A. Balog
                         ------------------------------
                         (Signature of Signing Officer)

                                Theresa A. Balog
                      Vice President & Chief Acctg. Officer
                    (Printed Name & Title of Signing Officer)

                              Date: April 29, 2005